EXECUTION COPY

AGREEMENT

FOR

PURCHASE AND SALE OF ASSETS

BY AND AMONG

YOUNG MICROBRUSH, LLC,

YOUNG MICROBRUSH IRELAND LTD.,

MICROBRUSH, INC.,

MICROBRUSH INTERNATIONAL LTD.

PHILLIP MARK

AND

GUNNAR WALLIN

Dated July 31, 2006

                                                                                                     Page

ARTICLE I	DEFINITIONS	1
ARTICLE II	THE TRANSACTION	8
2.1	Purchase and Sale of Assets	8
2.2	Purchased Assets	9
2.3	Excluded Assets	11
2.4	Assumed Liabilities and Obligations	11
2.5	Excluded Liabilities and Obligations	12
2.6	Nonassignable Contracts	14
2.7	Closings	14
2.8	U.S. Closing Deliveries by Sellers	15
2.9	U.S. Closing Deliveries by U.S. Buyer	16
2.10	U.S. Closing Agreements	16
2.11	Irish Closing Deliveries by Sellers	16
2.12	Irish Closing Deliveries by Irish Buyer	18
2.13	Irish Closing Agreements	19
2.14	U.S. Escrow Amount	19
2.15	Title; Risk of Loss	19
ARTICLE III	PURCHASE PRICE	19
3.1	Consideration for Purchased Assets	19
3.2	Payment of the Purchase Price	19
3.3	Post-Closing Working Capital Adjustment	19
3.4	Earnout	21
3.5	Allocation of Purchase Price	22

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF SELLER AND THE STOCKHOLDERS 23
4.1	Authority	23
4.2	Validity	23
4.3	Due Organization	24
4.4	Subsidiaries	24
4.5	Transactions with Affiliates	24
4.6	Financial Statements	25
4.7	Interim Change	25
4.8	Accounts Receivable	26
4.9	Inventory	27
4.10	Insurance	27
4.11	Title to Assets	27
4.12	Real Estate	28
4.13	Personal Property Leases	29
4.14	Intellectual Property	29

- i -

(continued)

4.15	Trade Secrets	30
4.16	Customers and Suppliers	30
4.17	Employees	30
4.18	Additional Irish Employment Warranties	32
4.19	Employee Benefit Plans	33
4.20	Licenses and Permits	36
4.21	Material Contracts	36
4.22	Taxes	38
4.23	Product Warranty	39
4.24	Product Liability	40
4.25	Legal Proceedings	40
4.26	Environmental Matters	40
4.27	Absence of Undisclosed Liabilities	42
4.28	Compliance with Law	42
4.29	Software	42
4.30	Motor Vehicles	43
4.31	Regulatory and Product Matters	43
4.32	Brokers	45
4.33	Disclosure	46
4.34	Disclaimer of Other Representations and Warranties	46
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF BUYERS	46
5.1	Authority	46
5.2	Validity	46
5.3	Due Organization	47
5.4	Wholly-Owned Subsidiary	47
5.5	Brokers	47
ARTICLE VI	COVENANTS PRIOR TO IRISH CLOSING	47
6.1	Affirmative Covenants of Sellers	47
6.2	Negative Covenants of Sellers	48
6.3	Exclusivity	49
6.4	Governmental Notices and Consents	50
6.5	General	50
ARTICLE VII	EMPLOYEES	50
7.1	Continued Association With the Business	50
7.2	Severance	50
7.3	Employee Benefit Plans	51
7.4	Resolution of Pending Matters	51
7.5	COBRA Obligations	51
7.6	Workers Compensation	52
7.7	No Third Party Beneficiaries	53

-ii-

(continued)

7.8	Documents and Forms	53
7.9	Employment Records	53
7.10	Foreign National Employees	53
7.11	Employees of Irish Seller	54
ARTICLE VIII	ADDITIONAL COVENANTS	55
8.1	Collection of Receivables and Irish Debt	55
8.2	Continued Assistance	56
8.3	Certain Payments	56
8.4	Records and Documents	57
8.5	Covenants Not To Compete Or Solicit	57
8.6	Notices and Consents	59
8.7	Bulk Sales Act Compliance	59
8.8	Confidentiality; Publicity	59
8.9	Licenses and Permits	60
8.10	Cooperation	60
8.11	VAT	60
8.12	Non-exclusive License	61
ARTICLE IX	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYERS	61
9.1	U.S. Closing	61
9.2	Irish Closing	62
ARTICLE X	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS	63
10.1	U.S. Closing	63
10.2	Irish Closing	63
ARTICLE XI	SURVIVAL AND INDEMNIFICATION	64
11.1	Survival	64
11.2	Indemnification of Buyer Parties	64
11.3	Indemnification of Seller Parties	65
11.4	Limitation of Sellers’ and the Stockholders’ Indemnification Obligation	65
11.5	Matters Involving Third Parties	65
11.6	Joint Written Direction	66
11.7	Other Indemnification Provisions	67
11.8	Setoff	67
ARTICLE XII	TERMINATION, WAIVER, AMENDMENT AND CLOSING	67
12.1	Termination or Abandonment	67
12.2	Extension of Time, Waiver, Etc	68

-iii-

(continued)

ARTICLE XIII	GENERAL PROVISIONS	68
13.1	Amendments and Waiver	68
13.2	Notices	69
13.3	Expenses	70
13.4	Counterparts	70
13.5	Captions	70
13.6	Successors and Assigns	70
13.7	Entire Transaction	70
13.8	Applicable Law	71
13.9	Other Rules of Construction	71
13.10	Partial Invalidity	71
13.11	Schedules	71
13.12	Authorship	72
13.13	No Third-Party Beneficiaries	72

The Attachments to the Agreement are:

Attachment I	Trademark Assignment
Attachment II	Patent Assignment
Attachment III	Copyright Assignment
Attachment IV	Legal Opinion – U.S.
Attachment V	Grafton Lease
Attachment VI	Legal Opinion – Irish
Attachment VII	Bill of Sale
Attachment VIII	Employment Agreement
Attachment IX	Consulting Agreement
Attachment X	U.S. Escrow Agreement
Attachment XI	Escrow Agreement

The Schedules (other than the Disclosure Letter) to the Agreement are:

Schedule 2.3	Excluded Assets
Schedule 2.4(a)(ii)	U.S. Accrued Vacation
Schedule 2.4(a)(iii)	U.S. Warranty Liabilities
Schedule 2.4(a)(iv)	U.S. Assumed Contracts
Schedule 2.4(b)(ii)	Irish Accrued Vacation
Schedule 2.4(b)(iii)	Irish Warranty Liabilities
Schedule 2.4(b)(iv)	Irish Assumed Contracts
Schedule 2.9	U.S. Seller Account Information
Schedule 2.12	Irish Seller Account Information
Schedule 3.1	EBIT of Sellers Sample Calculation
Schedule 3.2	Price Excess
Schedule 3.3	Sample Working Capital Calculation
Schedule 3.4(a)	Possible Acquisition
Schedule 3.4(b)	Prohibited Actions

-iv-

(continued)

Schedule 7.1(a)	U.S. Designated Employees
Schedule 7.1(b)	Irish Designated Employees
Schedule 8.5	Orlando Employees
Schedule 11.2	Brady & Co. Reports

-v-

EXECUTION COPY

AGREEMENT

FOR

PURCHASE AND SALE OF ASSETS

THIS AGREEMENT is entered into this 31st day of July, 2006, by and among Young Microbrush, LLC, a Delaware limited liability corporation (“U.S. Buyer”), Young Microbrush Ireland Ltd., a Republic of Ireland private limited company (“Irish Buyer” and together with U.S. Buyer, collectively, “Buyers”), Microbrush, Inc., a Wisconsin corporation (“U.S. Seller”) and Microbrush International, Ltd. a Republic of Ireland private limited company (“Irish Seller” and together with U.S. Seller, collectively, “Sellers”), and the stockholders of each Seller listed on the signature pages hereto (the “Stockholders”).

WHEREAS, Sellers are engaged in the manufacture, development and distribution of dental products including disposable applicators and related products and services (collectively, the “Business”).

WHEREAS, Buyers desire to purchase from Sellers, and Sellers desire to sell to Buyers the Purchased Assets (as defined below) on the terms and conditions set forth herein;

WHEREAS, the Stockholders will benefit from the sale of the Purchased Assets and have agreed to be bound by the provisions of this Agreement, including the noncompetition covenant, exclusivity provision and indemnification provision herein.

NOW, THEREFORE, in consideration of the premises and promises herein contained, the parties agree as set forth below:

ARTICLE I

DEFINITIONS

“Accounts Receivable” has the meaning set forth in Section 4.8.

“Actual Post-Close EBIT” equals the Post-Close EBIT for the 12-month period described in Section 3.4(b), for which U.S. Seller chooses to trigger a payment minus the Sellers' EBIT for the 12-calendar month period immediately preceding the month the U.S. Closing occurs.

“Affected Foreign National Employees” has the meaning set forth in Section 7.10.

“Affiliate” has the meaning set forth in Section 4.5.

“Allocation Schedule” has the meaning set forth in Section 3.5.

“Ancillary Agreements” mean the Employment Agreement, the Consulting Agreement, the Bill of Sale, the Escrow Agreement and the U.S. Escrow Agreement.

“Assumed Contracts” means the U.S. Assumed Contracts and the Irish Assumed Contracts.

“Assumed Liabilities” means the U.S. Assumed Liabilities and Irish Assumed Liabilities.

“BCIS” means the Bureau of Citizenship and Immigration Security

“Benefit Plan” has the meaning set forth in Section 4.19(a).

“Bill of Sale” has the meaning set forth in Section 2.10(a).

“Business” has the meaning set forth in the Preamble.

“Buyers” has the meaning set forth in the Preamble.

“Cap” has the meaning set forth in Section 11.4.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

“Closing” means (a) with respect to U.S. Buyer and U.S. Seller, the U.S. Closing and (b) with respect to Irish Buyer and Irish Seller, the Irish Closing.

“Closing Date” means (a) with respect to U.S. Buyer and U.S. Seller, the U.S. Closing Date and (b) with respect to Irish Buyer and Irish Seller, the Irish Closing Date.

“Closing Date Balance Sheet” means each of the U.S. Closing Date Balance Sheet and the Irish Closing Date Balance Sheet.

“Code” has the meaning set forth in Section 4.17(b).

“Common Control Entity” has the meaning set forth in Section 4.19(a).

“Consulting Agreement” has the meaning set forth in Section 2.10(c).

“Contracts” means any instrument, commitment, agreement, arrangement or understanding, whether written or oral, and any amendments thereto.

“Copyright Assignment” has the meaning set forth in Section 2.8(c).

“Court” means a court, tribunal or other adjudicatory body of any relevant jurisdiction.

“Debt” has the meaning set forth in Section 4.6.

“Designated Employees” has the meaning set forth in Section 7.1(b).

“Disclosure Letter” means the disclosure letter delivered by the Sellers and the Stockholders on the date hereof.

“DOJ” means the U.S. Department of Justice.

“Earnout” has the meaning set forth in Section 3.1(b).

“Earnout Cap” has the meaning set forth in Section 3.4(b).

“EBIT” means, for any applicable period, the net income (excluding extraordinary items and nonrecurring items) of the Business for a specified period as determined in accordance with GAAP, plus, to the extent deducted in determining the foregoing, (A) net interest expense for such period, (B) the provisions for income Taxes for such period, each as determined in accordance with GAAP and (C) any incremental depreciation and amortization related to the write-up of the Purchased Assets resulting from the transactions contemplated hereby. Schedule 3.1 sets forth a sample calculation of EBIT of Sellers for the twelve (12) months ended April 30, 2006.

“EBIT Excess” means the amount by which (x) the Post-Close EBIT exceeds (y) the aggregate EBIT of the Sellers for the twelve (12) calendar months ended March 31, 2006.

“Employment Agreement” has the meaning set forth in Section 2.10(b).

“Employment Contracts” has the meaning set forth in Section 4.17(a).

“Environmental Claim” has the meaning set forth in Section 4.26(b).

“Environmental Laws” has the meaning set forth in Section 4.26(a).

“Environmental Permits” has the meaning set forth in Section 4.26(f).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning set forth in Section 2.9(b).

“Escrow Agreement” has the meaning set forth in Section 2.13.

“Escrow Amount” has the meaning set forth in Section 2.12(b).

“Establishment Registrations” has the meaning set forth in Section 4.31(a).

“Excluded Assets” has the meaning set forth in Section 2.3.

“Excluded Liabilities” has the meaning set forth in Section 2.5.

“Exclusivity Period” has the meaning set forth in Section 6.3(a).

“FDA” means the U.S. Food and Drug Administration.

“FDA Regulations” has the meaning set forth in Section 4.31(b).

“Financial Statements” has the meaning set forth in Section 4.6.

“GAAP” means generally accepted accounting principles in the United States.

“Grafton Lease” has the meaning set forth in Section 2.10(d).

“Indemnified Party” has the meaning set forth in Section 11.5.

“Indemnifying Party” has the meaning set forth in Section 11.5.

“Insurance” shall have the meaning set forth in Section 4.10.

“Irish Assumed Contracts” has the meaning set forth in Section 2.4(b)(iv).

“Irish Assumed Liabilities” has the meaning set forth in Section 2.4(b).

“Irish Building Regulations” means the Building Regulations, 1991, the Building Regulations (Amendment) Regulations, 1994 or the Building Regulations 1997 to 2002 as amended, in each case of Ireland.

“Irish Business” means the Business operated by the Irish Seller immediately prior to the Irish Closing Date.

“Irish Buyer” has the meaning set forth in the Preamble.

“Irish Closing” has the meaning set forth in Section 2.7(b).

“Irish Closing Date” has the meaning set forth in Section 2.7(b).

“Irish Closing Date Balance Sheet” has the meaning set forth in Section 3.3(b).

“Irish Designated Employees” means each of the employees of the Irish Business listed on Schedule 7.1(b) hereto.

“Irish Employee Transfer Date” means, in respect of each Irish Designated Employee, the Irish Closing Date or such earlier date on which that employee’s employment transfers to the Irish Buyer under the Transfer Regulations.

“Irish Pension Plan” has the meaning set forth in Section 4.19(g)(i).

“Irish Planning Acts” means the Local Government (Planning and Development) Acts 1963 to 1999, the Planning and Development Acts 2000 to 2002 and the Building Control Act, 1990, in each case of Ireland.

“Irish Property Permit” means any permission, approval or consent required under the Irish Planning Acts in respect of any of the Irish Real Estate.

“Irish Purchased Assets” has the meaning set forth in Section 2.1(b).

“Irish Purchase Price” means Three Million Three Hundred Sixty Thousand Dollars ($3,360,000).

“Irish Real Estate” means all the lands comprised in Folio 4506L County Waterford, together with all of the estate right, title and interest of Irish Seller in the site of Clogherane, Dungarvan, Co. Waterford acquired from Century Homes Limited, comprising approximately one third of an acre and adjoining the existing factory premises of Irish Seller.

“Irish Seller” has the meaning set fort in the Preamble.

“Irish Working Capital” has the meaning set forth in Section 3.3(b).

“Laws” mean any federal, state, local, foreign or other law, rule, regulation, judgment, code, ruling, statute, order, act, decree, ordinance or other requirement.

“LCA” means the Labor Condition Application.

“Liabilities” means costs (including the cost of wages, salaries and other remuneration or benefits), expenses, taxation, PRSI payments, health contributions, levies, Losses, claims, demands, actions, fines, penalties, awards, liabilities, expenses (including legal expenses on an indemnity basis), in each case howsoever arising.

“Licenses and Permits” has the meaning set forth in Section 4.20.

“Lien” means any mortgage, pledge, security interest, lien, easement, covenant, restriction, levy, charge, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“Loss” has the meaning set forth in Section 11.2.

“Material Adverse Effect” means any material adverse change in the financial condition, assets, liabilities (fixed or contingent), personnel, foreseeable prospects or business affairs of Sellers or the Business or in their relationships with suppliers, vendors, customers, lessors, employees or others (in each case, as a group or class); provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions affecting the Business generally; provided that Sellers, the Purchased Assets and/or the Business are not disproportionably affected, (2) national or international political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) changes in GAAP, (4) changes in Laws, or other binding directives issued by any governmental entity or (5) the taking of any action specifically contemplated by this Agreement and the other agreements contemplated hereby.

“Material Contracts” has the meaning set forth in Section 4.21.

“OSHA” means the Occupational Safety and Health Act of 1970, as amended.

“Other FDA-Like Requirements” has the meaning set forth in Section 4.31(b).

“Patent Assignment” has the meaning set forth in Section 2.8(b).

“Pension Plans” has the meaning set forth in Section 4.19(a).

“Permitted Encumbrances” means with respect to each parcel of Real Estate: (a) real estate Taxes, assessments and other governmental levies, fees, or charges imposed with respect to such Real Estate that are not due and payable as of the Closing Date, (b) mechanics’ liens and similar liens for labor, materials or supplies provided with respect to such Real Estate incurred in the ordinary course of business for amounts that are not delinquent, (c) zoning, building codes, and other land use Laws regulating the use or occupancy of such jurisdiction over such Real Estate; and (d) easements, covenants, conditions, restrictions and other similar matters affecting title to such Real Estate and other encroachments and title and survey defects that in the case of each of subparagraph (c) and (d) do not or would not impair the use or occupancy of such Real Estate in the operation of the Business.

“Personal Property Leases” has the meaning set forth in Section 4.13.

“Plan Documents” has the meaning set forth in Section 4.19(a).

“Possible Acquisition” has the meaning set forth in Section 3.4(a)(i).

“Post-Close EBIT” means an amount equal to the aggregate EBIT of the Business for the twelve (12) calendar months ended on the last day of a month chosen by Sellers that is within the twenty-four (24) month period following the U.S. Closing, which amount shall be adjusted as set forth on Schedule 3.1. “Post-Close EBIT” shall not include any (w) EBIT attributable to any acquisition completed by the Business following the U.S. Closing, (x) the compensation expense attributable to a controller for the Business, (y) extraordinary or non-recurring expenses or gains not related to the Business and (z) corporate overhead allocation and any acquisition related depreciation and amortization.

“Price Excess” means the amount, if any, by which (x) the purchase price paid by Buyers for the Possible Acquisition, which purchase price shall (A) include any liabilities assumed by Buyers and (B) exclude the amount of the purchase price which is held back by Buyers, exceeds (y) an amount as set forth on Schedule 3.2. The parties acknowledge that Gunnar Wallin shall have authority to negotiate the terms of the Possible Acquisition on behalf of Buyers, including the purchase price to be paid; provided, however, that Buyers shall have final approval of the terms and conditions of the transaction.

“Product Licenses” has the meaning set forth in Section 4.31(a).

“Purchase Price” has the meaning set forth in Section 3.1(a).

“Purchased Assets” has the meaning set forth in Section 2.2.

“RCRA” means the Resource Conservation and Recovery Act, as amended.

“Real Estate” has the meaning set forth in Section 4.12.

“Real Estate Leases” has the meaning set forth in Section 4.12.

“Required Post-Close EBIT” means $5,500,000 minus the Sellers' EBIT for the 12-calendar month period immediately preceding the month in which the U.S. Closing occurs.

“Returns” mean all returns, declarations and reports and all information returns and statements.

“Schedule” means any schedule to this Agreement.

“Scheduled Benefit Plan” has the meaning set forth in Section 4.19(a).

“Seller” or “Sellers” has the meaning set forth in the Preamble.

“Sellers’ and Stockholders’ Knowledge” has the meaning set forth in Section 13.9.

“Stockholders” has the meaning set forth in the Preamble.

“Taxes” mean all taxes filed or sent with respect to all foreign, federal, state, county, local and other taxes of every kind and however measured, including income, gross receipts, excise, franchise, property, value added, import duties or fees, customs duties or fees, employment, payroll, sales and use taxes and any additions to tax and any interest or penalties thereon.

“Taxpayers” mean each of Sellers and the Stockholders and any partnership or trust in which any of Sellers or the Stockholders directly or indirectly own an interest.

“Technical Information” means information in the nature of know-how, trade secrets or proprietary information which provides Sellers with an advantage over competitors who do not know or use it, including formulae, patterns, molds, tooling, inventions, industrial models, processes, designs, devices, engineering data, cost data, compilations of information, copyrightable material and technical information, if any, relating to the Business.

“Territory” has the meaning set forth in Section 8.5(a)(i).

“Third Party Claim” has the meaning set forth in Section 11.5.

“Threshold Amount” has the meaning set forth in Section 11.4.

“Trademark Assignment” has the meaning set forth in Section 2.8(a).

“Transfer Regulations” means the European Communities (Protection of Employees on Transfer of Undertakings) Regulations, 2003 of Ireland.

“TTM EBIT” has the meaning set forth in Section 3.4(a)(i).

“U.S. Assumed Contracts” has the meaning set forth in Section 2.4(a)(iv).

“U.S. Assumed Liabilities” has the meaning set forth in Section 2.4(a).

“U.S. Business” means the Business operated by the U.S. Seller immediately prior to the U.S. Closing Date.

“U.S. Buyer” has the meaning set forth in the Preamble.

“U.S. Closing” has the meaning set forth in Section 2.7(a).

“U.S. Closing Date” has the meaning set forth in Section 2.7(a).

“U.S. Closing Date Balance Sheet” has the meaning set forth in Section 3.3(a).

“U.S. Designated Employees has the meaning set forth on Section 7.1(a).

“U.S. Escrow Agreement” has the meaning set forth in Section 2.10(e).

“U.S. Escrow Amount” has the meaning set forth in Section 2.9(b).

“U.S. Purchased Assets” has the meaning set forth in Section 2.1(a).

“U.S. Seller” has the meaning set forth in the Preamble.

“U.S. Working Capital” has the meaning set forth in Section 3.3(a).

“VAT” shall mean Value Added Tax.

“WARN Act” shall mean the Workers Adjustment Retraining and Notification Act.

“Welfare Plan” has the meaning set forth in Section 4.19(a).

ARTICLE II

THE TRANSACTION

2.1         Purchase and Sale of Assets. (a) At the U.S. Closing, U.S. Seller, as the sole and beneficial owner, shall sell, transfer, assign and deliver to U.S. Buyer (or its designated affiliate) and U.S. Buyer (or its designated affiliate) shall purchase, accept and receive all right, title and interest in, to or arising from the Purchased Assets (other than the Irish Purchased Assets) (the “U.S. Purchased Assets”), free and clear of all Liens of any kind.

(b)          At the Irish Closing, Irish Seller, as the sole and beneficial owner, shall sell, transfer, assign and deliver to Irish Buyer (or its designated affiliate), and Irish Buyer (or its designated affiliate) shall purchase, accept and receive, all right, title and interest in, to or arising from the Purchased Assets related to the operation of the Irish Business by Irish Seller, (the “Irish Purchased Assets”), free and clear of all Liens of any kind.

(c)          The parties acknowledge that the U.S. Closing and Irish Closing may occur separately, with the acquisition of the Irish Purchased Assets occurring on a different day than the acquisition of the U.S. Purchased Assets.

2.2         Purchased Assets. The “Purchased Assets” are all of the assets, properties, rights and claims acquired for, used in, held for use in, relating to or arising from the conduct of the Business (other than the Excluded Assets), including the following:

(a)	all accounts and notes receivable;

(b)          all inventories (including raw materials, work in process, samples, supplies, service parts, and finished goods) located at any of Sellers’ facilities, in transit to or from any of Sellers’ facilities or held by any of Sellers or vendors on consignment;

(c)          all tools, dies, jigs, molds, patterns, machinery and equipment, whether owned or leased, whether in the possession of any of Sellers or vendors;

(d)          all prepaid expenses, refunds (excluding any refund in respect of Taxes), rebates, deferred charges, advances, deposits and similar amounts;

(e)          all office furnishings, display racks, shelves, decorations, equipment, telephone and telecopy numbers, fixtures and supplies;

(f)	Sellers’ interests in all Real Estate;

(g)          all Technical Information and all technical, processing, manufacturing or marketing information, including new developments, inventions, know-how, processes, ideas and trade secrets and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software) and all claims and rights related thereto;

(h)	all safe deposit boxes and the contents thereof;

(i)           all performance and other bonds, to the extent assignable, security and other deposits, and advances;

(j)           all Intellectual Property and all patents, trademarks, trade names, trade styles, logos and service marks and all applications and registrations therefor and all of the goodwill of the Business appurtenant thereto and licenses thereof and the use of the “Microbrush” name;

(k)          all copyrights and author’s rights, whether published or unpublished, including rights to prepare, reproduce and distribute copies, compilations and derivative works;

(l)           all customer files, all lists of customers, suppliers and vendors, all rights and claims under sales contracts, customer orders, purchase orders, dealer and distributorship agreements and other similar commitments;

(m)	all rights in, to and under the Assumed Contracts;

(n)          all documents and records relating to the Purchased Assets, or the operations or products of the Business (including historical costing and pricing data), and employment and personnel records for all Designated Employees;

(o)          all accounting books, records, ledgers and electronic data processing materials;

(p)	rights under Contracts, instruments and other agreements;

(q)          rights under agreements with employees concerning confidentiality and the assignment of inventions, but excluding any obligations pursuant thereto;

(r)           all information systems, programs, software and documentation thereof (including all electronic data processing systems, program specifications, source codes, logs, input data and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related material) which are used or intended to be used in the conduct of the Business;

(s)          to the extent assignable, all permits, licenses, product registrations, filings, authorizations, approvals and indicia of authority (and pending applications for any thereof) (i) to conduct the operations of the Business and to own, manufacture, construct, operate and maintain any product, fixture, facility, equipment, vehicle, machinery or installation of the Business or (ii) to store, transport, dispose of, market or sell any goods or any substance (including, without limitation, materials classified as “hazardous materials” or “hazardous substances” or “hazardous waste”) used, handled, produced, disposed of, marketed or sold in the operation of the Business, as issued by any governmental agency or instrumentality;

(t)	e-mail addresses, internet user names, addresses and sites;

(u)          all research grants and any and all amounts receivable under such grants; and

(v)          all records in relation to the Business in whatever medium held (including all sale, purchase and manufacturing records (including costings produced by suppliers), copy invoices, copies of orders, agreements, contracts, specifications, quotations, standard terms and conditions of Sellers and of suppliers and customers of Sellers, copies of correspondence, accounting and financial records and any other records relating wholly or mainly to or required for the ordinary running of the Business and all VAT records of Irish Seller; and

(w)         all other assets, properties, rights and claims related to the operations of the Business or which arise in or from the conduct thereof;

provided, however, that the definition of Purchased Assets shall not include any items defined as Excluded Assets in Section 2.3 below.

2.3         Excluded Assets. The following assets (the “Excluded Assets”) shall not be sold or transferred to Buyer:

(a)	cash, cash equivalents, and marketable securities;
(b)	refunds pertaining to Tax obligations of Sellers;

(c)          any rights of Sellers under this Agreement (or under any other agreement between Sellers and Buyers entered into on or after the date hereof);

(d)	the corporate minute books and stock records of Sellers;

(e)          inter-company accounts and notes receivable between Sellers and between Sellers and their Affiliates;

(f)	the equity interest in Klibbstickan AB; and
(g)	property listed on Schedule 2.3.

2.4         Assumed Liabilities and Obligations. (a) At the U.S. Closing, U.S. Buyer shall assume and discharge the following liabilities to the extent related to the operation of the U.S. Business and the U.S. Purchased Assets (the “U.S. Assumed Liabilities”):

(i)           liabilities for accounts payable which arose in the ordinary course of business on ordinary terms for goods or services actually received by U.S. Seller prior to the U.S. Closing Date but only to the extent accrued on the U.S. Closing Date Balance Sheet in the ordinary course of business consistent with past practice but excluding inter-company payables between Sellers and between Sellers and their Affiliates;

(ii)         liabilities and obligations for accrued vacation, sick leave and holiday pay provided to the U.S. Designated Employees in the ordinary course of business and consistent with past practice, but only to the extent set forth on Schedule 2.4(a)(ii);

(iii)        liabilities pursuant to the warranty policies set forth on Section 4.23 of the Disclosure Letter for repair or replacement of products or to refund the purchase price therefor or otherwise to provide credits for or adjustments with respect thereto, as a result of defects in materials or workmanship but only to the extent set forth on Schedule 2.4(a)(iii); and

(iv)        liabilities and obligations under the contracts listed on Schedule 2.4(a)(iv) and open purchase orders entered into in the ordinary course, consistent with past practice and which purchase orders are on market terms (collectively, the “U.S. Assumed Contracts”), other than with respect to liabilities or obligations resulting from a breach or default by Sellers or any of their Affiliates on or before the U.S. Closing Date.

U.S. Buyer further agrees to pay and discharge all such liabilities as they come due.

(b)          At the Irish Closing, Irish Buyer shall assume and discharge the following liabilities to the extent related to the operation of the Irish Business and the Irish Purchased Assets (the “Irish Assumed Liabilities”):

(i)           liabilities for accounts payable which arose in the ordinary course of business on ordinary terms for goods or services actually received by Irish Seller prior to the Irish Closing Date but only to the extent accrued on the Irish Closing Date Balance Sheet in the ordinary course of business consistent with past practice;

(ii)         liabilities and obligations for accrued vacation, sick leave and holiday pay provided to the Irish Designated Employees in the ordinary course of business and consistent with past practice, but only to the extent set forth on Schedule 2.4(b)(ii);

(iii)        liabilities pursuant to the warranty policies set forth on Section 4.23 of the Disclosure Letter for repair or replacement of products or to refund the purchase price therefor or otherwise to provide credits for or adjustments with respect thereto, as a result of defects in materials or workmanship but only to the extent set forth on Schedule 2.4(b)(iii); and

(iv)        liabilities and obligations under the contracts listed on Schedule 2.4(b)(iv) and open purchase orders entered into in the ordinary course, consistent with past practice and which purchase orders are on market terms (collectively, the “Irish Assumed Contracts”), other than with respect to liabilities or obligations resulting from a breach or default by Sellers or any of their Affiliates on or before the Irish Closing Date.

Irish Buyer further agrees to pay and discharge all such liabilities as they come due.

2.5         Excluded Liabilities and Obligations. Buyers shall not be the successor to Sellers, and except as expressly set forth in Section 2.4 above, Buyers shall not assume and shall not be liable or responsible for any debt, obligation or liability of the Business, Sellers or any Affiliate of Sellers or related to the Purchased Assets, the Business, the facilities from which the Business is or was conducted, or any claim against any of the foregoing, of any kind, whether known or unknown, contingent, absolute, or otherwise all of which are retained by Sellers (the “Excluded Liabilities”). Without limiting the foregoing, the term “Excluded Liabilities” shall include:

(a)          liabilities and obligations related to or arising from transactions between Sellers or with any Affiliate of Sellers, including any inter-company payables;

(b)          subject to Section 13.3, liabilities and obligations for Taxes (as defined below) of any kind;

(c)          liabilities and obligations for damage or injury (real or alleged) to person or property arising from the ownership, possession or use of any product manufactured, assembled, processed, treated, distributed, sold or serviced, directly or indirectly, or any service rendered by Sellers through the Closing Date, including any product liability and product warranty claims;

(d)          liabilities and obligations to employees, including those for accident, disability, health (including unfunded medical liabilities) and worker’s compensation insurance or benefits, and all other liabilities and obligations to employees arising from events or occurrences through the Closing Date;

(e)          except to the extent expressly provided to the contrary in Article VII below, liabilities and obligations arising from or relating to claims or liabilities for benefits or pay under any Benefit Plan, including Sellers’ compensation policies, individual employment contracts or collective bargaining agreements, or any severance payment, including those related to any alleged termination of employment solely as a result of the transactions contemplated hereby including WARN Act liabilities;

(f)           subject to Section 13.3, liabilities and obligations for expenses, Taxes or fees incurred by Sellers, incidental to the preparation of this Agreement, preparation or delivery of materials or information requested by Buyers, and the consummation of the transactions contemplated hereby, including all broker, counsel and accounting fees and sales, stamp, or transfer Taxes;

(g)          liabilities and obligations relating to or arising from litigation or any other disputes with third parties, if any, pending at the Closing or, to the knowledge of each of Sellers, threatened, on or prior to the Closing Date, including those matters set forth on Section 4.14 of the Disclosure Letter and Section 4.24 of the Disclosure Letter;

(h)	liabilities and obligations related to Excluded Assets;

(i)           any liabilities or obligations arising from the failure to obtain the consent of the Industrial Development Agency (Ireland) Limited to assign the Grant Agreement dated August 25, 2000 between the Industrial Development Agency (Ireland) Limited and Irish Seller to Irish Buyer;

(j)           liabilities and obligations due to products sold or services rendered by Sellers or any of its predecessors or Affiliates on or prior to the Closing Date with respect to patent, trademark or copyright litigation or disputes, including actions for infringement, including those matters set forth on Section 4.14 of the Disclosure Letter;

(k)          liabilities and obligations arising from any liability or obligation of Sellers and/or the Business (including those of the kind and character defined as Assumed Liabilities in Section 2.4), arising from events or occurrences through the Closing Date but with respect to which no disclosure is made herein;

(l)           liabilities and obligations arising from or in connection with any administrative ruling or other order, stipulation or decree of any federal, state or local agency, or the violation of any federal, state or local Law with respect to events, actions or occurrences occurring on or prior to the Closing Date;

(m)        liabilities and obligations relating to the operation prior to Closing of the facilities of Sellers or the Business or any other real property, buildings, improvements or other premises utilized by any of Sellers or their Affiliates, including liabilities arising from any Environmental Laws;

(n)          liabilities and obligations to any of Sellers’ respective directors, officers or stockholders;

(o)          liabilities, fees, fines, penalties, expenses, and/or obligations relating to the Debt of Sellers or any of their Affiliates or other persons; and

(p)          all other liabilities and obligations of Sellers or related to the operation of the Business or the Purchased Assets on or prior to Closing.

Sellers and each of their respective Stockholders, further agrees to pay and discharge all such liabilities and obligations as they become due.

2.6	Nonassignable Contracts.

(a)          To the extent that the assignment by Sellers of any sales order, purchase order, lease or other contract included in the Assumed Liabilities or Purchased Assets is not permitted without (i) the consent of the other party to the contract, (ii) the approval of Buyers as a source of the products or services called for by such contract or (iii) the approval of Buyers as a lessee, then this Agreement shall not be deemed to constitute an assignment or an attempted assignment of the same, if such assignment or attempted assignment would constitute a breach thereof. However, unless otherwise agreed as to any particular contract or order (or class thereof), Sellers shall use their commercially reasonable efforts to obtain any and all such consents, approvals and novations before and after Closing.

(b)          If any necessary consent, approval or novation is not obtained, Sellers shall cooperate with Buyers in any reasonable arrangement designed to provide Buyers with all of the benefits under such contract, lease or order as if such consent, approval or novation had been obtained, including subleases from Sellers and, undertakings by Buyers of the work necessary to complete contracts as the agent of Sellers with the understanding that Sellers shall then invoice the customer for services rendered and promptly remit the amount of the receivable to Buyers. Nothing herein shall excuse any of Sellers or any of their respective Stockholders from responsibility for any of their representations and warranties or covenants hereunder.

2.7	Closings.

(a)          The transfer of U.S. Purchased Assets contemplated by this Agreement (the “U.S. Closing”) shall take place at the offices of McDermott Will & Emery LLP, 227 West Monroe Street, Chicago, Illinois 60606-5096 on July 31, 2006 or such other date mutually agreed upon by the parties, such date being hereinafter referred to as the “U.S. Closing Date.” Upon consummation, the U.S. Closing shall be deemed to take place as of the opening of business on the U.S. Closing Date.

(b)          The transfer of the Irish Purchased Assets contemplated by this Agreement (the “Irish Closing”) shall take place at the offices of McDermott Will & Emery LLP, 227 West Monroe Street, Chicago, Illinois 60606-5096 on August 15, 2006 or such other date mutually agreed upon by the parties, such date being hereinafter referred to as the “Irish Closing Date”. Upon consummation, the Irish Closing shall be deemed to take place as of the opening of business in Ireland on the Irish Closing Date.

2.8         U.S. Closing Deliveries by Sellers. At the U.S. Closing, Sellers shall deliver to U.S. Buyer the following:

(a)          Trademark Assignment in substantially the form attached hereto as Attachment I (the “Trademark Assignment”);

(b)          Patent Assignment in substantially the form attached hereto as Attachment II (the “Patent Assignment”);

(c)          Copyright Assignment in substantially the form attached hereto as Attachment III (the “Copyright Assignment”);

(d)	assignments with respect to all of the Assumed Contracts;

(e)          Certificate of Amendment to U.S. Seller’s Articles of Incorporation changing its title to one dissimilar to “Microbrush, Inc.” and a check to cover filing fees therefor;

(f)           payoff and release letters from creditors of Sellers together with UCC-3 termination statements with respect to financing statements filed against the Business or any of the U.S. Purchased Assets;

(g)          certificate of active status for U.S. Seller, certified by the Secretary of State (or an analogous official) of its jurisdiction of organization and the jurisdiction where the Business is qualified to do business as of a date not earlier than five (5) days prior to the U.S. Closing Date;

(h)	certified charter of U.S. Seller as of a recent date;

(i)           if the U.S. Closing occurs on a date other than the date of this Agreement, an officer’s certificate of U.S. Seller, certifying as to the continued accuracy of the representations and warranties and status of satisfaction and compliance with the conditions precedent to the U.S. Closing;

(j)	an opinion of counsel in the form attached hereto as Attachment IV;

(k)          any third-party consents required to consummate the transactions with respect to the U.S. Purchased Assets contemplated hereby;

(l)           such other instruments, agreements or documents as may be reasonably requested by U.S. Buyer to carry out the transactions with respect to the U.S. Purchased Assets contemplated hereby; and

(m)         subject to any obligations imposed by Law, personnel medical files and other employment-related files of all U.S. Designated Employees as of the U.S. Closing Date.

At the U.S. Closing, Sellers shall take all steps necessary to place U.S. Buyer in actual possession and operating control of the U.S. Business and the U.S. Purchased Assets.

2.9         U.S. Closing Deliveries by U.S. Buyer. At the U.S. Closing, U.S. Buyer shall deliver to U.S. Seller the following:

(a)          a wire transfer in the aggregate amount of Twenty-Five Million Nine Hundred Fifty-Five Thousand Dollars ($25,955,000) to the account of U.S. Seller as set forth in Schedule 2.9;

(b)          a wire transfer to JP Morgan Trust Company, National Association (the “Escrow Agent”), in the aggregate amount of Two Million Six Hundred Eighty-Five Thousand Dollars ($2,685,000) (the “U.S. Escrow Amount”) pursuant to the terms of the U.S. Escrow Agreement; and

(c)          such other instruments, agreements or documents as may be reasonably requested by U.S. Seller or appropriate to carry out the transactions contemplated hereby.

2.10       U.S. Closing Agreements. At the U.S. Closing, the parties shall execute, acknowledge and deliver the following:

(a)          General Assignment, Bill of Sale and Assumption of Liabilities in substantially the form attached hereto as Attachment VII (the “Bill of Sale”);

(b)          the Employment Agreement between U.S. Buyer and Gunnar Wallin in substantially the form attached hereto as Attachment VIII (the “Employment Agreement”);

(c)          the Consulting Agreement between Young Innovations, Inc. and Phillip Mark in substantially the form attached hereto as Attachment IX (the “Consulting Agreement”);

(d)          the lease with Gunnar Wallin, with respect to U.S. Seller’s facility in Grafton, Wisconsin, in substantially the form attached hereto as Attachment V (the “Grafton Lease”);

(e)          the Escrow Agreement between U.S. Buyer, U.S. Seller and Escrow Agent in the form attached hereto as Attachment X (the “U.S. Escrow Agreement”); and

(f)           such other instruments, agreements or documents as may be necessary or appropriate to carry out the transactions contemplated hereby.

2.11       Irish Closing Deliveries by Sellers. At the Irish Closing, Sellers shall deliver to Irish Buyer the following:

(a)          assignments and consents to assignment with respect to all of the Assumed Contracts identified on Schedule 10.2(c);

(b)          resolution to change the name of Irish Seller to another name not incorporating the words “Young” or “Microbrush”

(c)          certified copy of the complete and up to date Memorandum and Articles of Association of Irish Seller as of a date not earlier than five (5) days prior to the Irish Closing Date, together with evidence reasonably satisfactory to counsel to Irish Buyer evidencing the approval of Irish Seller of this Agreement and any ancillary documentation and Irish Seller’s authority to execute same;

(d)          an officer’s certificate of Irish Seller, certifying as to the continued accuracy of the representations and warranties and status of satisfaction and compliance with conditions precedent to the Irish Closing;

(e)          any third-party consents required to consummate the transactions with respect to the Irish Purchased Assets contemplated hereby (including, for the avoidance of doubt, the consent of the Industrial Development Agency (Ireland) Limited in relation to the employment grants);

(f)           a capital gains tax clearance certificate (CG50) under Section 980, Taxes Consolidation Act 1997 of Ireland in respect of the consideration payable, including VAT, if applicable, to Irish Seller;

(g)          such other instruments, agreements or documents as may be reasonably requested by Irish Buyer to carry out the transactions with respect to the Irish Purchased Assets contemplated hereby;

(h)          evidence of the release and discharge of the charges registered in favor of (i) the Industrial Development Agency (Ireland) Limited and (ii) the Governor and Company of the Bank of Ireland over the assets of Irish Seller;

(i)           subject to any obligations imposed by Law, personnel medical files and other employment-related files of all Irish Designated Employees as of the Irish Closing Date;

(j)	all title deeds and documents relating to the Irish Real Estate;
(k)	duly executed deed of transfer in relation to the Irish Real Estate;
(l)	signed PD Form in duplicate;
(m)	duly sworn Family Home Declaration;
(n)	duly sworn Section 72 Declaration;

(o)          Irish Seller’s Solicitor’s Certificate that roads and services abutting the estate are in charge;

(p)          up to date receipts for rent and service charge in relation to the Irish Real Estate;

(q)	up to date receipts for rates in relation to the Irish Real Estate;

(r)           letter from Irish Seller to the Rating Authority notifying them of the change of ownership;

(s)          certificate of compliance of architect that all developments at the Irish Real Estate have been carried out in accordance with the Building Bye-Law Approvals, planning permissions and Irish Building Regulations and that all conditions apart from financial conditions have been met;

(t)           evidence of payment of financial contributions to the local authority under any planning permissions affecting the Irish Real Estate;

(u)	an opinion of counsel in the form attached hereto as Attachment VI;

(v)          confirmation that Irish notifications to Irish Designated Employees pursuant to the Transfer Regulations in the agreed form have been made; and

(w)         deed of assignment and assumption of liabilities in the agreed form in relation to the assignment of the accounts receivable and the intangibles related to the Irish Business and the assumption of liabilities for accounts payable and certain contractual liabilities.

At the Irish Closing, Sellers shall take all steps necessary to place Irish Buyer in actual possession and operating control of the Irish Business and the Irish Purchased Assets and Irish Seller shall cause to be delivered to Irish Buyer all the Irish Purchased Assets which are capable of passing by delivery and deliver evidence that any charge (whether fixed or floating) or other Liens of any kind, over any of the Irish Purchased Assets has been released or has not crystallized.

2.12       Irish Closing Deliveries by Irish Buyer. At the Irish Closing, Irish Buyer shall deliver to Irish Seller the following:

(a)          an amount equal to the Irish Purchase Price less the Escrow Amount by wire transfer, to the account of Irish Seller as set forth on Schedule 2.12;

(b)          a wire transfer to the Escrow Agent in the aggregate amount of Three Million Dollars ($3,000,000) (the “Escrow Amount”) pursuant to the terms of the Escrow Agreement;

(c)          a duly executed deed of transfer in the agreed form in relation to the Irish Real Estate;

(d)          such other instruments, agreements or documents as may be reasonably requested by Sellers or appropriate to carry out the transactions contemplated hereby; and

(e)          a duly executed deed of assignment and assumption of liabilities in the agreed form in relation to the assignment of the accounts receivable and the intangibles related to the Irish Business and the assumption of liabilities for accounts payable and certain contractual liabilities.

2.13       Irish Closing Agreements. At the Irish Closing, the parties shall execute, acknowledge and deliver the Escrow Agreement in substantially the form attached hereto as Attachment XI (the “Escrow Agreement”).

2.14       U.S. Escrow Amount. Simultaneously with the Irish Closing the U.S. Buyer and U.S. Seller shall direct the Escrow Agent to release the U.S. Escrow Amount to U.S. Seller subject to any pending indemnification claims of U.S. Buyer.

2.15       Title; Risk of Loss. Legal title and risk of loss with respect to the Purchased Assets shall not pass to U.S. Buyer or Irish Buyer, as the case may be, (or their designated affiliate(s)) until the U.S. Purchased Assets are transferred at the U.S. Closing or the Irish Purchased Assets are transferred at the Irish Closing. If prior to the U.S. Closing any of the Purchased Assets are destroyed or damaged by fire or other casualty, Buyers may, at their option, (a) include an amount equal to a mutually agreed upon cost of completing the replacement or repair of such property as a deduction in the calculation of the Purchase Price or (b) if the estimated cost of such replacement or repair exceeds $1,000,000, terminate this Agreement. With respect to the U.S. Purchased Assets, if the estimated cost of such replacement exceeds $2,000,000, Sellers may terminate this Agreement. Following the completion of the U.S. Closing, if prior to the Irish Closing any of the Irish Purchased Assets are destroyed or damaged by fire or other casualty, Buyers may include an amount equal to a mutually agreed upon cost of completing the replacement or repair of such property as a deduction in the calculation of the Irish Purchase Price.

ARTICLE III

PURCHASE PRICE

3.1         Consideration for Purchased Assets. The aggregate consideration to be paid for the Purchased Assets shall be as follows:

(a)          Thirty-two Million Dollars ($32,000,000), subject to adjustments as set forth in Section 3.3 (the “Purchase Price”);

(b)          up to Three Million Dollars ($3,000,000) as earnout consideration (the “Earnout”) as determined pursuant to Section 3.4; and

(c)	the assumption of the Assumed Liabilities.

3.2         Payment of the Purchase Price. At the U.S. Closing and the Irish Closing, the Purchase Price shall be paid in accordance with each of Sections 2.9(a), 2.9(b), 2.12(a), 2.12(b), and 2.14, respectively.

3.3	Post-Closing Working Capital Adjustment.

(a)          Within sixty (60) days after the U.S. Closing Date, U.S. Buyer shall deliver to U.S. Seller a balance sheet of the U.S. Business as of the U.S. Closing Date (the “U.S. Closing Date Balance Sheet”) and the resulting calculation of the U.S. Working Capital (as defined below) with respect to the U.S. Business. In connection therewith, from and after the

U.S. Closing, U.S. Buyer shall provide U.S. Seller and its representatives with reasonable access to all records and work papers necessary to compute and verify the U.S. Closing Date Balance Sheet. “U.S. Working Capital” shall mean the amount equal to the total current assets less the total current liabilities of U.S. Business, but excluding any Excluded Assets and Excluded Liabilities of the U.S. Business in each case as of the U.S. Closing Date calculated in accordance with GAAP; provided, however, that all inventories are at levels adequate and not excessive in relation to the circumstances of the U.S. Business and are at levels commercially reasonable based on the historical sales of the U.S. Business.

(b)          Within sixty (60) days after the Irish Closing Date, Irish Buyer shall deliver to Irish Seller a balance sheet of the Irish Business as of the Irish Closing Date (the “Irish Closing Date Balance Sheet”) and the resulting calculation of the Irish Working Capital (as defined below) with respect to the Irish Business. In connection therewith, from and after the Irish Closing, Irish Buyer shall provide to Irish Seller and its representatives with reasonable access to all records and work papers necessary to compute and verify the Irish Closing Date Balance Sheet. “Irish Working Capital” shall mean the amount equal to the total current assets less the total current liabilities of Irish Seller, but excluding any Excluded Assets and Excluded Liabilities of the Irish Business in each case as of the Irish Closing Date calculated in accordance with GAAP; provided, however, that all inventories are at levels adequate and not excessive in relation to the circumstances of the Irish Business and are at levels commercially reasonable based on the historical sales of the Irish Business.

(c)          Each Closing Date Balance Sheet as delivered to Sellers shall be final and binding on the parties for purposes of determining the Working Capital unless, within thirty (30) calendar days after delivery to Sellers, Sellers shall deliver to Buyers a Dispute Notice (as defined below). After delivery of a Dispute Notice, Sellers and Buyers shall promptly negotiate in good faith with respect to the subject of the Dispute Notice, and if they are unable to reach an agreement within ten (10) business days after delivery to Buyers of the Dispute Notice, the dispute shall be submitted to the Independent Auditor (as defined below). The Independent Auditor shall be directed to issue a final and binding decision within thirty (30) calendar days of submission of the Dispute Notice, as to the issues of disagreement referred to in the Dispute Notice and not resolved by the parties. Each Closing Date Balance Sheet and the resulting calculation of the Working Capital, as so adjusted by agreement or by the Independent Auditor (if required), shall be final and binding on the parties. A sample calculation of U.S. Working Capital and Irish Working Capital is attached hereto as Schedule 3.3.

(d)          In connection with each Closing Date Balance Sheet, a “Dispute Notice” shall mean a written notice from Sellers indicating disagreement with such Closing Date Balance Sheet and summarizing the items in dispute. The “Independent Auditor” shall mean a national public accounting firm with no material relationship to either of the parties or their respective affiliates chosen by agreement of the parties, or if they are unable to agree, shall mean a national firm with no such material relationship chosen by lot. The fees and expenses of the Independent Auditor retained as a result of any dispute related to any statement shall be equitably allocated by the Independent Auditor. The full force and effect of the representations and warranties shall in no way be diminished by the adjustment to the Purchase Price pursuant to this Section 3.3.

(e)          To the extent the sum of the U.S. Working Capital and the Irish Working Capital is less than Two Million Four Hundred Thousand Dollars ($2,400,000), Sellers shall pay U.S. Buyer an amount equal to the difference between Two Million Four Hundred Thousand Dollars ($2,400,000) and the sum of the U.S. Working Capital and the Irish Working Capital within five (5) business days after the later to occur of the final determination of the U.S. Closing Date Balance Sheet and the Irish Closing Date Balance Sheet and the resulting calculation of the U.S. Working Capital and Irish Working Capital, as the case may be.

(f)           To the extent the sum of the U.S. Working Capital and the Irish Working Capital exceeds Two Million Four Hundred Thousand Dollars ($2,400,000), U.S. Buyer shall pay U.S. Seller an amount equal to 50% of the excess within five (5) business days after the later to occur of the final determination of the U.S. Closing Date Balance Sheet and the Irish Closing Date Balance Sheet and the resulting calculation of the U.S. Working Capital and Irish Working Capital, as the case may be.

3.4	Earnout.
(a) If earned, U.S. Buyer shall pay U.S. Seller the Earnout as follows:

(i)           Subject to Section 3.4(b) below, a payment equal to $3,000,000 less any Price Excess, which amount, if any, shall be paid as follows 50% at the closing of acquisition of the Possible Acquisition and 50% at the completion of the integration of such acquisition or 12 months following the closing of such acquisition, whichever occurs first, if (A) U.S. Buyer or any of its Affiliates, within two (2) years of the U.S. Closing Date, consummate the acquisition of the business described on Schedule 3.4(a) (the “Possible Acquisition”) and (B) the aggregate EBIT of the Possible Acquisition for the twelve (12) calendar months immediately preceding the month in which the consummation of the acquisition of the Possible Acquisition occurs (the “TTM EBIT”) is greater than or equal to $800,000. For purposes of this Section 3.4(a)(i) “EBIT” means the net income (excluding extraordinary items and nonrecurring items) of the business of the Possible Acquisition plus, to the extent deducted in determining the foregoing, (A) net interest expense and (B) the provisions for income Taxes for such period, each as determined in accordance with GAAP.

(ii)         Subject to Section 3.4(b) below, a one-time cash payment equal to (1) $3,000,0000, multiplied by an amount equal to (2) Actual Post-Close EBIT divided by the Required Post-Close EBIT.

(b)          Notwithstanding anything in this Agreement to the contrary, (i) in no event shall the payments made under clause (a)(i) and clause (a)(ii) above exceed $3,000,000 (the “Earnout Cap”) and, accordingly, payments to be made under clause (a)(i) and/or (a)(ii) above shall be reduced to the extent necessary to not exceed the Earnout Cap, (ii) no payment shall be made pursuant to clause (a)(ii) above unless gross revenues of the Business in the twelve (12) calendar month period covered by the Post-Close EBIT are at least 5% greater, on a compounded basis, than the gross revenues of Sellers during the twelve (12) month period ended on the U.S. Closing Date, and (iii) Sellers shall be entitled to trigger not more than one payment under clause (a)(ii). U.S. Seller shall deliver a written notice to Buyers which notice shall set forth the twelve (12) calendar month period from which Post-Close EBIT is to be calculated.

(c)          Notwithstanding the foregoing, no Earnout will be paid if both of the following conditions exist: (1) Gunnar Wallin has (A) resigned without Good Reason (as defined in the Employment Agreement) or (B) been terminated for Cause (as defined in the Employment Agreement), in each case within the 12 month period beginning on the U.S. Closing Date and (2) Phillip Mark is not at the time during which the Earnout is calculated providing services to Buyers or one of their affiliates pursuant to the Consulting Agreement; provided, however, any Earnout paid before the occurrence of both of the events described above is not subject to repayment by U.S. Seller.

(d)          In the event EBIT for the year ended December 31, 2006, is less than $3.5 million or the Post-Close EBIT for any trailing twelve (12) month period beginning January 31, 2007 is less than $3.5 million at any point during the period which the Earnout may be calculated, U.S. Buyer shall have the sole and exclusive right to make all decisions that may impact the Earnout notwithstanding anything to the contrary in this Agreement, the Employment Agreement, the Consulting Agreement or otherwise.

(e)          Sellers and the Stockholders acknowledge and agree that during the period that the Earnout, or any portion thereof is calculated, that the sales and marketing activities and costs attributable thereto shall be consistent with historical levels. More specifically, trade show attendance, promotional activity and advertising shall be consistent with the Sellers’ historic practices. Sellers and the Stockholders hereby acknowledge and agree that during the period that the Earnout is calculated, (i) the commission structure of the Business’ sales managers and independent sales representatives shall not be altered, and (ii) none of the actions set forth on Schedule 3.4(e) with respect to the Business shall be undertaken without Buyers’ written consent. Buyers agree that they will not enter into any inter-company arrangements for the sole purpose of reducing Post-Close EBIT. Sellers and the Stockholders agree and acknowledge that Buyers may make from time to time such business decisions and take such actions at it deems appropriate in the conduct of Buyers’ business, including decisions or actions that may have an impact on the Earnout, and the Sellers and the Stockholders will have no right to claim any lost Earnout or other damages as a result of such decisions or actions so long as such decisions or actions were not taken by Buyers in bad faith for the principal purpose of frustrating the payment of the Earnout.

(f)           Sellers and their representatives shall have the right to review the books and records of Buyers related to the Earnout calculations of Section 3.4(a) above. In the event Sellers disagree with Buyers’ calculations, Sellers may, on or before thirty (30) calendar days immediately following the delivery of any such calculation, notify Buyers of such disagreement. If Buyers and Sellers are unable to resolve this dispute within ten (10) business days after receipt of written notice from Sellers, the dispute shall be definitely and finally resolved by the Independent Auditor whose determination shall be made in accordance with the terms set forth herein and shall be final. The Independent Auditor shall allocate the cost of its service to the party against whom the dispute is decided.

3.5         Allocation of Purchase Price. Within sixty (60) calendar days of the U.S. Closing, Buyers shall prepare and deliver to Sellers a schedule allocating the Purchase Price among the Purchased Assets (the “Allocation Schedule”). The Allocation Schedule shall constitute the definitive schedule allocating the Purchase Price among the Purchased Assets, unless Sellers shall deliver to Buyers a written objection to the Allocation Schedule within ten (10) calendar days after the delivery by Buyers to Sellers of the Allocation Schedule, pursuant to which Buyers and Sellers shall negotiate in good faith to finalize the Allocation Schedule in a manner reasonably acceptable to both parties. If the parties cannot agree on the Allocation Schedule, the Independent Auditor shall determine the final Allocation Schedule pursuant to Section 3.3(c) which costs shall be borne equally by Buyers, on the one hand, and Sellers, on the other hand. Buyers and Sellers, agree to complete and file Form 8594, and any other required reports in accordance with Section 1060 of the Code, and the regulations promulgated thereunder, with their respective federal income Tax returns for the Tax year in which the U.S. Closing Date occurs (and any amended Form 8594, if necessary) and any relevant Ireland Tax returns in accordance with the Allocation Schedule. Sellers and Buyers agree that the Irish Purchase Price shall be allocated to the Irish Purchased Assets, and the remainder of the Purchase Price shall be allocated to the U.S. Purchased Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

AND THE STOCKHOLDERS

Each of Sellers and each of their respective Stockholders, jointly and severally, hereby represent and warrant to Buyers as of the date hereof and as of the U.S. Closing Date and the Irish Closing Date, as set forth below, except as set forth in the Disclosure Letter:

4.1         Authority. Each of Sellers and each of their respective Stockholders have full capacity, right, power and authority, without the consent of any other person, to execute and deliver this Agreement, the Ancillary Agreement to which it is a party and to carry out the transactions contemplated hereby and thereby. All acts or proceedings required to be taken by Sellers and the Stockholders to authorize the execution, delivery and performance of this Agreement, the Ancillary Agreements to which they are a party, the documents to be delivered at Closing and all transactions contemplated hereby and thereby have been duly and properly taken.

4.2         Validity. This Agreement has been, and the Ancillary Agreements and the documents to be delivered, by Sellers and/or the Stockholders, at Closing will be, duly executed and delivered and constitute lawful, valid and legally binding obligations of Sellers and the Stockholders, enforceable in accordance with their terms. The execution and delivery of this Agreement, the Ancillary Agreements and the documents to be delivered at Closing and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Lien of any kind or the termination or acceleration of any indebtedness or other obligation of the Business, the Purchased Assets or the Stockholders and are not prohibited by, do not violate or conflict with any provision of, do not constitute a default under or a breach of and do not impair any rights under (a) the charter or by-laws or other constitutional documents of Sellers, (b) any note, bond, indenture, contract, agreement, permit, license or other instrument to which any Seller or the Stockholders are a party or by which Sellers, the Stockholders or the

Business or any of their assets are bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency, or (d) any Law applicable to Sellers, the Stockholders, the Business or the Purchased Assets. No approval, authorization, registration, consent, order or other action of or filing with any person, including any court, administrative agency or other governmental authority, is required for the execution and delivery by Sellers or the Stockholders of this Agreement, the Ancillary Agreements and the documents to be delivered at Closing or the consummation by Sellers or the Stockholders of the transactions contemplated hereby and thereby, except as set forth on Section 4.2 of the Disclosure Letter.

4.3         Due Organization. (a)  U.S. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has full power and authority and all requisite rights, licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged. Irish Seller is a private limited company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has full power and authority and all requisite rights, licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged. Except as set forth on Section 4.3 of the Disclosure Letter, U.S. Seller is duly licensed, registered and qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership, leasing or operation of its assets or the conduct of its business requires such qualification. Section 4.3 of the Disclosure Letter sets forth each state or other jurisdiction in which U.S. Seller is licensed or qualified to do business. Each of Sellers has delivered to Buyers an accurate, correct and complete copy of its charter and by-laws or other constitutional documents and each agreement, trust, proxy or other arrangement among their stockholders.

(b)          The minute books of Sellers contain accurate, correct and complete records of all meetings and accurately reflect all material corporate action of the stockholders and directors and any committees of the Board of Directors of each of Sellers.

4.4         Subsidiaries. Except as set forth on Section 4.4 of the Disclosure Letter, Sellers do not own stock or have any equity investment or other interest in, do not have the right to acquire any such interest, and do not control, directly or indirectly, any corporation, association, partnership, joint venture or other entity and have not had such an ownership or control relationship with any such entity.

4.5         Transactions with Affiliates. Since December 31, 2005, there have not been any dividends or other distribution of assets (other than cash) by Sellers which have been declared or effected. Except as set forth in Section 4.5 of the Disclosure Letter, no Affiliate:

(a)          owns, directly or indirectly, any debt, equity or other interest or investment in any corporation, association or other entity which is a competitor, lessor, lessee, customer, supplier or advertiser of Sellers;

(b)          has any cause of action or other claim whatsoever against or owes any amount to, or is owed any amount by, Sellers or the Business;

(c)          has any interest in or owns any property or right used in the conduct of the Business;

(d)	is a party to any Contract, lease or commitment used in the Business; or
(e)	received from or furnished to Sellers any goods or services.

The term “Affiliate” shall mean (i) any Stockholder and any officer, director or stockholder of any of Sellers and any member of the immediate family (including spouse, brother, sister, descendant, ancestor or in-Law) of any Stockholder or officer, director or stockholder of any of Sellers or (ii) any corporation, partnership, trust or other entity in which any of Sellers, any Stockholder or any such family member has a five percent (5%) or greater interest or is a director, officer, partner or trustee. The term Affiliate shall also include any entity which controls, or is controlled by, or is under common control with any of the individuals or entities described in the preceding sentence.

4.6         Financial Statements. The financial statements of the Business for the three years ended December 31, 2003, December 31, 2004 and December 31, 2005 and the five months ended May 31, 2006 attached hereto as Section 4.6 of the Disclosure Letter (collectively, the “Financial Statements”) are (a) accurate, correct and complete in all material respects, (b) in accordance with the books of account and records of Sellers, and (c) present fairly the financial condition and results of operations of Sellers as of the dates and for the periods indicated. The books of account and other records (financial and otherwise) of Sellers and the Business are complete and correct in all material respects and are maintained in accordance with good business practices and are accurately reflected on the Financial Statements. Section 4.6 of the Disclosure Letter sets forth all outstanding Debt of Sellers as of July 21, 2006. For the purposes of this Agreement, “Debt” shall mean any (1) indebtedness for borrowed money, (2) any unpaid interest, premiums, penalties accrued, bank overdrafts and bank fees owing on any such indebtedness, (3) obligations in respect of capitalized leases or for the deferred purchase price of goods or services (other than current trade payables incurred in the ordinary course of business on ordinary terms), (4) obligations in respect of banker’s acceptances or letters of credit, (5) all indebtedness or obligations of the types referred to in the preceding clauses (1) through (4) of any other person or entity secured by any Lien on any assets of any of Sellers, even though Sellers have not assumed or otherwise become liable for the payment thereof, but excluding customer deposits and interest payable thereon in the ordinary course of business, (6) obligation in the nature of guarantees of obligations of the type described in clauses (1) through (5) above of any other person or entity, (7) any obligation in respect of interest under any existing interest rate swap or hedge agreement entered into by Sellers prior to Closing, (8) obligations for the deferred purchase price owed in connection with any acquisitions of stock or assets incurred by Sellers, and (9) any off-balance sheet financing of Sellers in existence immediately prior to the Closing.

4.7         Interim Change. Except as set forth on Section 4.7 of the Disclosure Letter, since December 31, 2005, Sellers have operated the Business only in the ordinary course, consistent with past practices, and there has not been any of the following:

(a)          any Material Adverse Effect, nor has there occurred any event or condition which could reasonably be expected to have a Material Adverse Effect;

(b)          any damage, destruction or loss of $50,000 or more, whether or not covered by insurance, affecting the Business or assets of Sellers;

(c)	any forgiveness, cancellation or waiver of any rights of Sellers;

(d)          any sale, lease, license or disposition of assets of Sellers, other than sales of inventory in the ordinary course of business on terms consistent with past practice and sales of assets not used in the Business;

(e)          any increase in the compensation or benefits payable or to become payable by Sellers (other than for general increases applicable to most employees in an amount consistent with past practice);

(f)           any issuance or repurchase by any of Sellers of any shares of its capital stock;

(g)          any grant by any of Sellers of any option to purchase shares of capital stock;

(h)	any change in credit practices as to customers of the Business;

(i)           any incurrence of any Lien on any Purchased Assets other than Permitted Encumbrances;

(j)           any disclosure of any trade secrets or confidential information of Sellers other than pursuant to agreements preserving all rights of Sellers in such trade secrets or confidential information;

(k)	any amendment to or termination of any Material Contract;

(l)           any creation of a lease, contract, agreement, commitment, or any other transaction in excess of $50,000;

(m)        any change or authorization to change any of the accounting practices or methods of accounting for any items in the preparation of the financial statements or Tax returns of Sellers or any of Sellers’ inventory management, purchasing, or delivery, practices or policies; or

(n)          any event or condition of any character materially adversely affecting the Business or assets of Sellers which has not been disclosed to Buyers in the other sections of the Disclosure Letter.

Since December 31, 2005, neither Sellers nor the Business has incurred or become subject to, or agreed to incur or become subject to, any liability or obligation, contingent or otherwise, except current liabilities and contractual obligations in the ordinary course of business and in amounts consistent with past practices. Except as set forth in Section 4.7 of the Disclosure Letter, since December 31, 2005, there has not been any agreement, commitment or understanding by Sellers or the Stockholders to do any of the foregoing.

4.8         Accounts Receivable. Section 4.8 of the Disclosure Letter sets forth accurate, correct and complete aging of all outstanding accounts receivable in the Purchased Assets (the “Accounts Receivable”) as of July 21, 2006. Except as set forth on Section 4.8 of the Disclosure Letter, all outstanding Accounts Receivable are and will be on the Closing Date due and valid claims against account debtors for goods or services delivered or rendered, collectible in full in accordance with their respective terms and subject to no defenses, offsets or counterclaims, except for the bad debt allowance of $5,000 as of July 21, 2006. All Accounts Receivable arose in the ordinary course of business. Except as set forth on Section 4.8 of the Disclosure Letter, no Accounts Receivable are subject to prior assignment, claim or Lien. Except as accrued on the June 30, 2006 balance sheet of Sellers, Sellers have no liability for any refunds, liability allowances or returns in respect of products manufactured, processed, distributed or sold by or for the account of Sellers on or prior to the Closing Date. None of the Accounts Receivable arose out of secured transactions. Section 4.8 of the Disclosure Letter contains an accurate, correct and complete list of the names and addresses of all banks and financial institutions in which Sellers have an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of Accounts Receivable, with the names of all persons authorized to draw or borrow thereon or to obtain access thereto.

4.9         Inventory. All inventories reflected on the Financial Statements delivered to Buyers are (a) properly valued at cost consistent with past practice; (b) of good and merchantable quality and contain no material amounts that are not salable and usable for the purposes intended in the ordinary course of the Business and meet the current standards and specifications of the Business and are not obsolete; (c) in conformity with warranties customarily given to purchasers of like products; and (d) at levels adequate and not excessive in relation to the circumstances of the Business and which are at levels commercially reasonable based on the historical sales of Sellers. All inventories disposed of subsequent to December 31, 2005, have been disposed of only in the ordinary course of the Business and at prices and under terms that are normal and consistent with past practice.

4.10       Insurance. Section 4.10 of the Disclosure Letter sets forth an accurate and complete list and summary description (including name of the insurer, coverage, premium and expiration date) of all binders, policies of insurance, self insurance programs or fidelity bonds related to the Business and the Purchased Assets (“Insurance”). Except as set forth on Section 4.10 of the Disclosure Letter, there are no pending or asserted claims against any Insurance as to which any insurer has denied liability or reserved rights, and there are no claims under any Insurance that have been disallowed or improperly filed within the last three fiscal years. Section 4.10 of the Disclosure Letter sets forth the claims experience for the last three full fiscal years and the interim period through the date hereof with respect to the Business. No notice of cancellation or nonrenewal with respect to, or material increase of premium for, any insurance has been received by Sellers within the last three fiscal years. Neither Sellers nor the Stockholders has any knowledge of any facts or the occurrence of any event which (a) reasonably might form the basis of any claim against Sellers relating to the conduct or operations of the Business and which will materially increase the insurance premiums payable under any insurance, (b) otherwise could reasonably be expected to increase the insurance premiums payable under any insurance, or (c) reasonably could be expected to lead to a retroactive premium adjustment.

4.11       Title to Assets. Sellers are the sole and exclusive legal and equitable owner of all right, title and interest in and has good and marketable title to all of the Purchased Assets. Except as set forth on Section 4.11 of the Disclosure Letter, none of the Purchased Assets which Sellers purport to own are subject to (a) any title defect or objection; (b) any contract of lease, license or sale; (c) any Lien of any kind or character, direct or indirect, whether accrued, absolute, contingent or otherwise, except those disclosed in the Financial Statements; (d) any royalty or commission arrangement; or (e) any claim, covenant or restriction. The Purchased Assets are in good operating condition and repair (reasonable wear and tear excepted), are not obsolete, are suitable for the purposes for which they are presently being used, and are adequate to meet all present requirements of the Business as presently conducted. The Purchased Assets will furnish Buyers with all of the capacity and rights to manufacture, produce, develop, use, sell, distribute, install and service the products and to perform the same services in the same manner as presently being manufactured or performed by Sellers. Section 4.11 of the Disclosure Letter sets forth an accurate, correct and complete list of all depreciable assets included in the Purchased Assets.

4.12       Real Estate. (a)  Section 4.12(a) of the Disclosure Letter sets forth true and correct street addresses of all real property or any interest therein (including without limitation any option or other right or obligation to purchase any real property or any interest therein) used in the operations of the Business (such parcels of real property and all improvements, facilities and fixtures thereon, are referred to herein collectively as the “Real Estate”), and, for each parcel of Real Estate leased or subleased by Sellers, Section 4.12(a) of the Disclosure Letter shall also include identification of the lease or sublease, and a list of all contracts, agreements, leases, subleases, options and commitments, oral or written, affecting such real property or any interest therein to which Sellers are a party or by which any of their interests in real property is bound (collectively, the “Real Estate Leases”). Sellers have been in peaceable possession of the premises covered by each Real Estate Lease since the commencement of the original term of such Real Estate Lease. Sellers have delivered to Buyers accurate, correct and complete copies of each Real Estate Lease. At the Closing, Sellers shall deliver to Buyers any consents or approvals of any parties required in connection with the transactions contemplated hereby with respect to the Real Estate Leases listed on Section 4.12(a) of the Disclosure Letter. U.S. Seller does not own and has not owned any real property used in connection with the Business.

(b)          With respect to each parcel of Real Estate, except for Permitted Encumbrances and except as set forth on Section 4.12(b) of the Disclosure Letter: (i) there are no pending or, to the knowledge of each of Sellers or the Stockholders, threatened condemnation or other proceedings, suits or administrative actions relating to any such parcel or other matters affecting adversely the current use, occupancy or value thereof; (ii) all improvements, buildings and systems on any such parcel are in good operating condition, normal wear and tear excepted, and are safe for their current occupancy and use; (iii) there are no contracts relating to service, management or similar matters to which Sellers or the Stockholders are a party which affect any such parcel; (iv) Sellers have not received any notice of any special Tax, levy or assessment for benefits or betterments that affect any parcel of the Real Estate and, to the knowledge of each of Sellers or the Stockholders, no such special Taxes, levies or assessments are pending or contemplated; (v) there are no contracts granting to any party or parties the right of use or occupancy of any such parcel, and there are no parties (other than Sellers) in possession of any such parcel; (vi) all facilities located on each such parcel are supplied with utilities and other services necessary for their operation or use, all of which services are adequate in accordance with all applicable Laws; (vii) each such parcel abuts on and has adequate direct vehicular access to a public road and there is no pending or, to the knowledge of each of Sellers or the Stockholders, threatened termination of such access and (viii) there are no Liens with respect to the Real Estate.

(c)          With respect to the Irish Real Estate: (i) Irish Seller has complied, and is complying, with the Irish Planning Acts, has complied with and has obtained all necessary Irish Property Permits and has satisfied all conditions attaching to such Irish Property Permits (including the satisfaction of any financial contributions required to be made by Irish Seller) and (ii) there are no repair or enforcement notices, closing, demolition or clearance orders, warning letters, notices requiring the removal or alteration of a structure or the discontinuance of use, or any similar notices, affecting any of the Irish Real Estate, nor, to Sellers’ and Stockholders’ Knowledge, are there any circumstances likely to lead to any being made.

4.13       Personal Property Leases. Section 4.13 of the Disclosure Letter sets forth an accurate, correct and complete list of all leases or bailments of personal property used in the Business (the “Personal Property Leases”). Sellers have been in peaceable possession of the property covered by each Personal Property Lease since the commencement thereof. Sellers have delivered to Buyers an accurate, correct and complete copy of each Personal Property Lease.

4.14       Intellectual Property. Section 4.14 of the Disclosure Letter sets forth an accurate, correct and complete list of all Intellectual Property. “Intellectual Property” means all patents, trademarks, trademark rights, trade names, trade styles, trade dress, trade secrets, logos, product designations, service marks, copyrights, know-how and applications for any of the foregoing utilized in the Business. During the preceding five (5) years, Sellers have not been known by or done business under any name other than those listed on Section 4.14 of the Disclosure Letter. Section 4.14 of the Disclosure Letter sets forth an accurate, correct and complete list and summary description of all licenses and other agreements relating to any Intellectual Property. Except as set forth on Section 4.14 of the Disclosure Letter, (a) Sellers are the sole and exclusive legal and beneficial owners or have the sole and exclusive right to use the Intellectual Property; (b) no action, suit, proceeding or investigation is pending or, to the knowledge of each of Sellers or the Stockholders, threatened with respect to the Intellectual Property; (c) none of the Intellectual Property interferes with, infringes upon, conflicts with or otherwise violates the rights of others or, to the knowledge of each of Sellers or the Stockholders, is being interfered with or infringed upon by others, and none is subject to any outstanding order, decree, judgment, stipulation or charge; (d) there are no royalty, commission or similar arrangements, and no licenses, sublicenses or agreements, pertaining to any of the Intellectual Property; (e) Sellers have not agreed to indemnify any person for or against any infringement of or by the Intellectual Property; (f) neither Sellers nor the Stockholders have knowledge of any patent, invention or application therefor or similar property which would infringe upon any of the Intellectual

Property or render obsolete or adversely affect the manufacture, processing, distribution or sale of products or services relating to the Business; (g) all items of Intellectual Property are properly registered under applicable Law in the United States; and (h) the Intellectual Property constitutes all such assets, properties and rights which are used in or necessary for the conduct of the Business as it is being conducted as of the date hereof. Except as set forth on Section 4.14 of the Disclosure Letter, all rights of Sellers in and to the Intellectual Property are transferable to Buyers as contemplated herein without any consent or other approval which has not been obtained. The operation of the Business by Buyers after the Closing in the manner and geographic areas in which the Business is currently conducted by Sellers will not interfere with or infringe upon any patent or trademark or any other intellectual property right of others. Neither Sellers nor the Stockholders are subject to any judgment, order, writ, injunction or decree of any court or any federal, state, local or other governmental agency or instrumentality, domestic or foreign, or any arbitrator, or has entered into or is a party to any contract which restricts or impairs the use of any Intellectual Property.

4.15       Trade Secrets. Except as set forth on Section 4.15 of the Disclosure Letter, information in the nature of know how, trade secrets or proprietary information which provides Sellers with an advantage over competitors who do not know or use it, including formulae, patterns, molds, tooling, inventions, industrial models, processes, designs, devices, engineering data, cost data, compilations of information, copyrightable material and technical information, if any, relating to the Business (the “Technical Information”):

(a)          is owned legally, beneficially and solely and exclusively by Sellers, and Sellers have, the sole and exclusive right to, use and transfer ownership of such Technical Information;

(b)	is documented and readily usable by Buyers; and

(c)          has been subject to Sellers’ reasonable precautions to protect the secrecy of all Technical Information and prevent disclosure to unauthorized parties.

Ownership of all Technical Information and any copies thereof shall be transferred to Buyers at Closing. Neither Sellers nor the Stockholders have knowledge of any violation of any trade secret rights with respect to Sellers’ operation of the Business.

4.16       Customers and Suppliers. All contracts or agreements with customers and suppliers of the Business were entered into by or on behalf of Sellers in the ordinary course of business at usual and normal quantities, prices and terms. Section 4.16 of the Disclosure Letter sets forth an accurate, correct and complete list of the ten largest customers and ten largest suppliers of the Business, determined on the basis of revenues from items sold (with respect to customers) or costs of items purchased (with respect to suppliers) for each of the two (2) fiscal years ended December 31, 2004 and December 31, 2005 and for the six (6) month period ended June 30, 2006. Neither Sellers nor any of the Stockholders have any reason to believe that any customer or supplier will cease to do business or materially reduce their business with Buyers and the Business after, or as a result of, the consummation of any transactions contemplated hereby or that any customer or supplier is threatened with bankruptcy or insolvency. No Seller knows of any fact, condition or event which would adversely affect its relationship with any customer or supplier. Since December 31, 2005, there has been no cancellation of backlogged orders in excess of the average rate of cancellation prior to such date.

4.17	Employees.

(a)          Contracts. Section 4.17 of the Disclosure Letter sets forth an accurate, correct and complete list of all agreements, arrangements or understandings, written or oral, with the officers, directors and employees of Sellers regarding services to be rendered, terms and conditions of employment, policies and procedures, compensation, bonus, commission or profit sharing, stock options, severance, termination, golden parachute or other similar agreements (collectively, the “Employment Contracts”).

(b)          Compensation. Sellers have provided to Buyers an accurate, correct and complete list of all employees of Sellers, including name, title or position, the present annual compensation (including bonuses, commissions and deferred compensation), date of hire and years of service. Section 4.17 of the Disclosure Letter sets forth an accurate, correct and complete list of each employee who may become entitled to receive supplementary retirement benefits or allowances, whether pursuant to a contractual obligation or otherwise, and the estimated amounts of such payments. Except as set forth on Section 4.17 of the Disclosure Letter, since June 30, 2006, Sellers have not (i) paid, or made any accrual or arrangement for the payment of, bonuses or special compensation of any kind, including any severance or termination pay, to any present or former officer or employee, (ii) made any general wage or salary increases or (iii) increased or altered any other benefits or insurance provided to any employee and there are no negotiations (ongoing or anticipated) between Sellers and any of their officers or employees related to any of the foregoing. No employee of Sellers are eligible for payments that would constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

(c)          Labor Relations. There are no controversies pending or, to the knowledge of each of Sellers and the Stockholders, threatened involving any group of employees. Sellers have not suffered or sustained any work stoppage and no such work stoppage is threatened. None of the employees of Sellers are members of a union or subject to any collective bargaining agreement. No union organizing or election activities involving any employee or employees of Sellers are in progress or threatened. Neither Sellers nor the Stockholders are aware of any reason why any employee of Sellers would not continue employment after consummation of the transactions contemplated hereby.

(d)          Other Employment Matters. Except as set forth on Section 4.17 of the Disclosure Letter, (i) each of Sellers is currently in compliance with all applicable Laws relating to the employment of all employees, including those Laws related to wages, hours, working conditions, safety, collective bargaining and the payment and withholding of Taxes and other sums as required by any appropriate governmental authority, tribunal or similar adjudicating body, and has withheld and paid to the appropriate governmental authority, tribunal or similar adjudicating body, or is holding for payment not yet due to such governmental authority, tribunal or similar adjudicating body, all amounts required to be withheld from employees of Sellers and are not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing; (ii) each of Sellers has paid in full to all its respective employees or adequately accrued for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees up to the Closing; (iii) none of Sellers is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice); (iv) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any governmental authority with respect to any persons currently or formerly employed by any of Sellers; (v) none of Sellers is a party to, or otherwise bound by, any consent decree with, or citation by, any governmental authority relating to employees or employment practices; (vi) there is no charge or proceeding with respect to a violation of any occupational safety or health standard that has been asserted or is now pending or threatened with respect to any of Sellers; (vii) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion, national origin, disability or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other governmental agency, or Court in any jurisdiction in which any of Sellers have employed or currently employs any person; and (viii) there are no controversies pending or, to the knowledge of each of Sellers or the Stockholders, threatened, between any of Sellers and any of their respective employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic.

(e)          Breach of Noncompetition Agreements. To the knowledge of each of Sellers and the Stockholders, no employees of Sellers are in violation of any term of any employment contract, patent disclosure agreement, enforceable noncompetition agreement, or any enforceable restrictive covenant to a former employer relating to the right of any such employee to be employed by Sellers for the Business because of the nature of the Business conducted or presently proposed to be conducted or to the use of trade secrets or proprietary information of others.

4.18	Additional Irish Employment Warranties.

(a)          There are no subsisting contracts of service to which Irish Seller is a party which are not terminable without giving rise to any claim for damages or compensation or other redress (other than a statutory redundancy payment or compensation for unfair dismissal under the Irish Unfair Dismissals Act 1977 to 2001 of Ireland) by twelve weeks notice or less and there are no claims whatsoever against Irish Seller arising out of any contract of service to which Irish Seller is or was a party.

(b)          No gratuitous payment has been made or promised by Irish Seller in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former director or employee.

(c)          Irish Seller is not and has never been liable to make any payment to any person under the Redundancy Payments Acts 1967 to 2003 of Ireland or pursuant to the Protection of Employees (Employer’s Insolvency) Acts 1984 to 2001 of Ireland.

(d)          No employment regulation order affecting the terms of employment of any employees or former employees (including but not limited to the Employees) of Irish Seller has been made by the Labour Court under the Industrial Relations Acts 1946 to 2001 of Ireland.

(e)          Except as set forth on Section 4.18 of the Disclosure Letter, Irish Seller has not terminated prior to the date of this Agreement and will not terminate prior to the Irish Closing Date the employment of any person employed by it by reason of the transfer of assets contemplated in this Agreement.

(f)           To the extent that Irish Seller has terminated in the period of 12 months prior to the date of this Agreement or will terminate prior to the Irish Closing Date the employment of any person employed by it by reason of the transfer of assets contemplated in this Agreement, every such termination has been or will be, as the case may be, for economic, technical and organization reasons entailing changes in the work force and is not and shall not be in contravention of Regulation 5 of the European Communities (Protection of Employees on Transfer of Undertakings) Regulations, 2003 of Ireland and Section 4.18(f) of the Disclosure Letter contains full and accurate details of every such termination or proposed termination, as the case may be.

(g)          Sellers or their advisors have furnished to Buyers the terms of all consultancy agreements or arrangements with contractors under which services are provided to the Irish Seller. Persons or companies engaged under such contracts are not considered employees for the purposes of statutory protection available to employees or for Tax and/or social insurance purposes.

(h)          There are not, and never have been any agreements, arrangements or understandings, whether written or otherwise, with the Irish Revenue Commissioners concerning the taxation of Sellers.

4.19	Employee Benefit Plans.

(a)          Benefit Plans. As used herein, the term “Benefit Plans” includes “Welfare Plans” (as defined in Section 3(1) of ERISA or Section 770(1) of the Taxes Consolidation Act of Ireland), “Pension Plans” (as defined in Section 3(2) of ERISA), retirement, death benefit, health, insurance, bonus, profit sharing, deferred compensation, incentive, bonus, stock option, employee stock purchase or other compensation plans or arrangements, and other employee fringe benefit plans whether funded or unfunded, qualified or unqualified, exclusive of multiemployer plans (as defined in Section 3(37) of ERISA), and maintained or contributed to by Sellers or any other organization (“Common Control Entity”) which is a member of a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) for the benefit of any of the employees of Sellers. Sections 4.17 and 4.19 of the Disclosure Letter set forth an accurate and complete list of each Benefit Plan maintained or contributed to by Sellers or any other Common Control Entity, since March 31, 2006 (each such plan referred to as a “Scheduled Benefit Plan”). Except as set forth in Section 4.19 of the Disclosure Letter, Sellers have delivered to Buyers accurate and complete copies of (i) each Scheduled Benefit Plan (or, in the case of any unwritten Scheduled Benefit Plans, descriptions thereof) and any amendments thereto exclusive of terminated Employment

Agreements, (ii) the most recent annual report on Form 5500 and attached Schedules A and P, if any, filed with the Internal Revenue Service with respect to any Benefit Plan (if any such report was required), (iii) each trust agreement and insurance contract or other funding vehicle or group annuity contract or other document relating to any Scheduled Benefit Plan, if any, (iv) certified financial statements for each Scheduled Benefit Plan, if any, (v) attorney’s response to an auditor’s request for information, with respect to Scheduled Benefit Plans, if any, (vi) collective bargaining agreements or other such contracts, if any, (vii) each determination letter from the Internal Revenue Service, and each outstanding request for such a letter, on the Tax qualified status of any Pension Plan that is intended to be qualified under Section 401(a) of the Code and is a Scheduled Benefit Plan, if any, (viii) each form of general notification to employees of their rights to continuation coverage under Sections 601 through 608 of ERISA for each Scheduled Benefit Plan and (ix) the most recent “summary plan description” and all subsequent “summaries of material modifications” (all as defined in ERISA) for each Welfare Plan and Pension Plan. Sellers and each Common Control Entity have never sponsored, contributed to, nor been obligated to contribute to, an employee pension benefit plan that is subject to Title I, Subtitle B, Part 3 of ERISA (relating to “funding”) (collectively, the “Plan Documents”).

(b)          Funding. All contributions to, and payments from, the Benefit Plans that have been required to be made in accordance with the Benefit Plans have been timely made. All such contributions to, and payments from, the Benefit Plans, except those payments to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made, will be properly accrued and reflected in the Financial Statements.

(c)          Compliance With the Code and ERISA. Except as set forth in Section 4.19 of the Disclosure Letter, each of Sellers, each Common Control Entity and each Benefit Plan (and any related trust agreement or annuity contract, if any, or any other funding instrument) comply currently, and have complied in the past, both as to form and operation, with the terms of each Benefit Plan and with the applicable provisions of the Code and ERISA and all other applicable Laws in all respects; and all necessary governmental approvals for the Benefit Plans have been obtained. Except as set forth in Section 4.19 of the Disclosure Letter, the Benefit Plans that are Pension Plans have received determination letters from the Internal Revenue Service to the effect that such Benefit Plans are qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of each of Sellers and the Stockholders, has revocation been threatened, nor has any such Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect which would adversely affect its qualification or materially increase its cost.

(d)          Administration. Except as set forth in Section 4.19 of the Disclosure Letter, each Benefit Plan has been administered to date in compliance with its terms and the requirements of the Code and ERISA in all respects. Except as set forth in Section 4.19 of the Disclosure Letter, all reports, returns, summaries, notices and similar documents with respect to the Benefit Plans required to be filed with any government agency or distributed to any Benefit Plan participant have been duly and timely filed or distributed. Except as set forth in Section 4.19 of the Disclosure Letter, there are no investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any liability, nor, to the best knowledge of each of Sellers and the Stockholders, are there any facts that could give rise to any liability in the event of any such investigation, claim, suit or proceeding. Except as set forth in Section 4.19 of the Disclosure Letter, future compliance with the requirements of the Code and ERISA as in effect on the Closing Date will not result in any increase in the rate of benefit accrual under any Benefit Plan. No event has occurred and no condition exists under any Benefit Plan that would subject any of Sellers or any Common Control Entity to any Tax under Code Sections 4971, 4972, 4976, 4977, 4978, 4979, 4979A, 4980, 4980B, 4980C, 4980D and 4980E or to a fine under ERISA Section 502(c). Except as set forth in Section 4.19 of the Disclosure Letter, there are no leased employees (as defined in Section 414(l) of the Code) that must be taken into account under any Benefit Plan.

(e)          Prohibited Transactions. No “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which involves the assets of any Benefit Plan and which could subject any of Sellers, any Common Control Entity or any of their employees, or a trustee, administrator or other fiduciary of any trusts created under any Benefit Plan to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA. Except as set forth in Section 4.19 of the Disclosure Letter, no Benefit Plan has been terminated within the last five years. Neither any of Sellers nor any Common Control Entity nor any trustee, administrator or other fiduciary of any Benefit Plan nor any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner which could subject Sellers or any Common Control Entity to any liability for breach of fiduciary duty under ERISA or any other applicable Law.

(f)           Multiemployer Plans. Except as set forth in Section 4.19 of the Disclosure Letter, at no time since any Seller’s inception, has such Seller or any Common Control Entity been required to contribute to any “multiemployer pension plan” (as defined in Section 3(37) of ERISA) or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, or announced an intention to withdraw, but not yet completed such withdrawal, from any multiemployer pension plan. Prior to such Sellers’ inception, each Seller and each Common Control Entity did not incur any withdrawal liability under Section 4201 of ERISA.

(g)	Additional Irish Pension Warranties.

(i)           Irish Seller participates in the Irish Pension Plans as identified as such in Section 4.19 of the Disclosure Letter (each an “Irish Pension Plan”) and does not participate, and has not participated, in any other retirement, death or disability benefits scheme or permanent health insurance scheme. Irish Seller is the principal employer for the purposes of each Irish Pension Plan, and no employer other than Irish Seller has ever participated in any Irish Pension Plan.

(ii)         Each Irish Pension Plan is an exempt approved scheme within the meaning of Chapter 1 of Part 30 of the Taxes Consolidation Act 1997 of Ireland. The Plan Documents are satisfactory in the case of each Irish Pension Plan to ensure continued treatment of the Irish Pension Plan as an exempt approved scheme. Nothing has been done or omitted to be done which will or may result in any Irish Pension Plan ceasing to be an exempt approved scheme. No event has taken place which would cause any Irish Pension Plan to wind up or to become closed to new entrants.

(iii)        All contributions due to the Irish Pension Plans up to the Irish Closing have been paid in full by the due date for payment in accordance with the terms of the Irish Pension Plans and the Pensions Act 1990 of Ireland.

(iv)        Each Irish Pension Plan has at all times complied with and been duly administered in accordance with the Pensions Act 1990 of Ireland, the Taxes Consolidation Act 1997 of Ireland, all applicable legislation, regulations and requirements. Irish Seller has duly complied with all its obligations under each Irish Pension Plan and Irish Seller has complied with section 121 of the Pensions Act 1990 of Ireland.

(v)         With the exception of the Irish Pension Plans, neither Seller has any legal or other liability or obligation (including any obligation established by custom), or has made any promise, representation or ex gratia arrangement which it would be required to implement in accordance with good industrial relations practice, whether or not there is any legal obligation to do so, or has any legal or other liability or obligation under the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003, to pay pensions, gratuities, superannuation allowances, death or disability benefits or the like to any such person, or to establish, or to pay or contribute to, any scheme or arrangement for the provision of such benefits and no proposal has been announced to pay such benefits, or to establish or contribute to any scheme for the provision of such benefits.

(vi)        No actions, suits, disputes or claims (other than routine claims for benefits) have been made or are pending or threatened in respect of any Irish Pension Plan by or against the trustees or service providers of the Irish Pension Plan, or Irish Seller or any employer participating in any Irish Pension Plan and there are no circumstances which might give rise to any such action, suit, claim or dispute. So far as Sellers are aware, no complaint or report about any Irish Pension Plan has ever been made to the Pensions Board (other than routine registration and returns) or the Pensions Ombudsman.

4.20       Licenses and Permits. Section 4.20 of the Disclosure Letter contains an accurate, correct and complete list and summary description of each license, permit, certificate, approval, exemption, franchise, registration, variance, accreditation or authorization currently issued to any of Sellers and used in the Business or that are known by any of Sellers or the Stockholders to be required in the future (collectively, the “Licenses and Permits”). The Licenses and Permits are valid and in full force and effect and there are not pending, or, to the knowledge of any of Sellers and the Stockholders, threatened, any proceedings which could result in the termination, revocation, modification, limitation or impairment of any License or Permit. No Seller has received any notices relating to the withdrawal of any such Licenses or Permits or requiring any modification of a product in order to preserve any such approval. Each of Sellers has all licenses, permits, certificates, approvals, franchises, registrations, accreditations and other authorizations as are necessary or appropriate to own and conduct the Business as it is presently conducted and to own, occupy and lease their real property. To each of Sellers’ and the Stockholders’ Knowledge, no third party has asserted that any other licenses, permits, certificates, approvals, franchises, registrations, accreditations and other authorizations are required. Except as set forth on Section 4.20 of the Disclosure Letter, all Licenses and Permits will continue to be in full force and effect with respect to the Business and the Purchased Assets after the consummation of the transactions contemplated hereby. No violations have been recorded in respect of any Licenses and Permits, and there is no meritorious basis therefor.

4.21       Material Contracts. Section 4.21 of the Disclosure Letter sets forth an accurate, correct and complete list of Contracts related to the Business or the Purchased Assets to which any of Sellers is a party or bound, or by which any of its assets are subject or bound, or pursuant to which such any of Sellers is a beneficiary meeting any of the descriptions set forth below (the “Material Contracts”):

(a)	Real Estate Leases and Employment Contracts;

(b)          any Contract for capital expenditures or for the purchase of goods or services in excess of $50,000;

(c)          any purchase order, agreement or commitment obligating any of Sellers to sell or deliver any product or service at a price which does not cover the cost (including labor, materials and production overhead) plus the customary profit margin associated with such product or service;

(d)          any financing agreement or other agreement for borrowing money, any instrument evidencing indebtedness, any liability for borrowed money, any obligation for the deferred purchase price of property in excess of $50,000 (excluding normal trade payables), or any instrument guaranteeing any indebtedness, obligation or liability;

(e)          any joint venture, partnership, cooperative arrangement or any other agreement involving a sharing of profits;

(f)           any Contract with any government or any agency or instrumentality thereof;

(g)          any Contract with respect to the discharge, storage or removal of effluent, waste or pollutants;

(h)	any distribution, license or royalty agreement;
(i)	any power of attorney, proxy or similar instrument;

(j)           any Contract for the purchase or sale of any assets of any of Sellers (whether or not completed) other than in the ordinary course of business or granting an option or preferential rights to purchase or sell any assets;

(k)          any Contract to indemnify any party or to share in or contribute to the liability of any party;

(l)           any Contract containing covenants not to compete in any line of business or with any person in any geographical area;

(m)        any Contract relating to the acquisition of a business or the equity of any other person (whether or not completed);

(n)          any Contract relating to the purchase or sale of a portion of its requirements or output; and

(o)          any other Contract related to the Business (other than those excluded by an express exception from the descriptions set forth in the subsections above) which provides for payment or performance by either party thereto having an aggregate value of $50,000 or more (unless terminable without payment or penalty on sixty (60) days (or less) notice).

Sellers have delivered accurate, correct and complete copies of each Material Contract to Buyers. Each Material Contract is in full force and effect and is valid, binding and enforceable against Sellers and to each of Sellers’ and the Stockholders’ Knowledge, the other parties to the Material Contract in accordance with its terms. Sellers have and to each of Seller’s and the Stockholders’ Knowledge, the other parties to each Material Contract have, complied with all commitments and obligations on its part to be performed or observed under each Material Contract. No event has occurred which is or, after the giving of notice or passage of time, or both, would constitute a default under or a breach of any Material Contract by any of Sellers, or, to the knowledge of each of Sellers and the Stockholders, by any other party. No Seller has received or given notice of an intention to cancel or terminate a Material Contract or to exercise or not exercise options or rights under a Material Contract. No Seller has received any notice of a default, offset or counterclaim under any Material Contract, or any other communication calling upon such Seller to comply with any provision of any Material Contract or ascertaining noncompliance. Except as set forth on Section 4.21 of the Disclosure Letter, none of the rights of any of Sellers under any Material Contract will be impaired by the consummation of the transactions contemplated by this Agreement, and all of such rights will be enforceable by Buyers after the Closing Date without the consent or agreement of any other party, including all rights to renew the applicable Material Contract. Except as set forth on Section 4.21 of the Disclosure Letter, no Material Contract permits or requires any of Sellers (A) to obtain goods, services or benefits on terms substantially more favorable than fair market terms or (B) to provide goods, services or benefits on terms substantially less favorable than fair market terms. With respect to each Material Contract which is to be assigned to Buyers pursuant to the terms hereof, except as set forth on Section 4.21 of the Disclosure Letter, Buyers will succeed to all the rights and benefits of Sellers. No Seller has granted any powers of attorney with respect to the Business. The consummation of the transactions contemplated hereby, without notice to or consent or approval of any party, will not constitute a default under or a breach of any provision of a Material Contract, and except as set forth on Section 4.21 of the Disclosure Letter Buyers will have and may enjoy and enforce all rights and benefits under each Contract in the same manner as if the transactions contemplated hereby were not consummated. There is no Lien on any Seller’s interest under any Material Contract. Section 4.21 of the Disclosure Letter describes any proposed arrangement of a type that if entered into would constitute a Material Contract, and the status of negotiations related thereto.

4.22	Taxes.

(a)          Filings. Each of Sellers and the Stockholders and any partnership or trust in which any of Sellers or the Stockholders directly or indirectly own an interest (collectively, the “Taxpayers”) have filed, been included in or sent, or will file, be included in or send, all returns, declarations and reports and all information returns and statements (collectively, “Returns”) required to be filed or sent with respect to all foreign, federal, state, county, local and other Taxes of every kind and however measured, including income, gross receipts, excise, franchise, property, value added, import duties or fees, customs duties or fees, employment, payroll, sales and use Taxes and any additions to Tax and any interest or penalties thereon (collectively, “Taxes”) for any period ending on or before the Closing Date. As of the time of filing, the Returns correctly reflected, and Returns not yet filed as of the date hereof will correctly reflect, the income, business, assets, operations, activities and status of the relevant Taxpayers and any other information required to be shown thereon. Each Taxpayer has timely paid or made provision for all Taxes shown as due and payable on its Returns required to be filed or sent prior to the date hereof and will timely pay all Taxes that will be shown as due and payable on its Returns required to be filed or sent after the date hereof. All required Tax estimates, deposits, prepayments and similar reports or payments for current periods have been properly made. No Taxpayer is delinquent in the filing of any Return or the payment of any Tax or has requested any extension of time within which to file any Return.

(b)          Compliance. Each of Sellers has obtained all appropriate sales Tax exemption certificates for all sales made without charging or remitting a sales Tax. Each Taxpayer has withheld amounts from employees and others working in the Business, as required under applicable Law, and has filed all Returns with respect to employee income Tax withholding and social security and unemployment Taxes in compliance with the Tax withholding provisions of the Code and other applicable Laws.

(c)          Disputes. There are no Tax Liens on any Purchased Assets of any Taxpayer and no basis exists for the imposition of any such Liens. No adjustment of or deficiency for any Tax or claim for additional Taxes has been proposed, asserted, assessed or, to each of Seller’s and the Stockholders’ Knowledge, threatened against any Taxpayer or any member of any affiliated or combined group of which any Taxpayer is or was a member for which any of Sellers or any subsidiary could be liable. No Taxpayer has any dispute with any Taxing authority as to Taxes of any nature. There are no audit examinations being conducted or threatened, and there is no deficiency or refund litigation or controversy in progress or threatened, with respect to any Taxes previously paid by any Taxpayer or with respect to any Returns previously filed by or on behalf of any Taxpayer. Sellers and their subsidiaries have not been included in any unitary, affiliated, combined or otherwise consolidated Returns filed by any Taxpayer.

4.23	Product Warranty.

(a)          All products manufactured, processed, distributed, shipped or sold by any of Sellers and any services rendered by them have been in conformity with all applicable contractual commitments, all expressed or implied warranties and all Laws. No liability exists or will arise for repair, replacement or damage in connection with such sales or deliveries. All warranties are in compliance with all applicable Laws. Section 4.23 of the Disclosure Letter sets forth an accurate, correct and complete statement of all written warranties, warranty policies, service and maintenance agreements of the Business. No products heretofore manufactured, processed, distributed, sold, delivered or leased by any of Sellers are now subject to any guarantee, warranty, claim for product liability, or patent or other indemnity, other than those set forth on Section 4.23 of the Disclosure Letter. The product warranty and return experience for the two (2) years ended December 31, 2005 and the interim period through June 30, 2006 is set forth in Section 4.23 of the Disclosure Letter.

(b)          Sellers warrant and represent to Buyers that all products developed, investigated, manufactured, processed, advertised or promoted, distributed, shipped or sold have been free from material defects and have complied with all applicable Laws.

4.24       Product Liability. Section 4.24 of the Disclosure Letter sets forth an accurate, correct and complete list and summary description of all existing claims, duties, responsibilities, liabilities or obligations arising from or alleged to arise from any injury to person or property or economic damage as a result of the ownership, possession or use of any product manufactured, processed, distributed, shipped or sold by any of Sellers prior to the Closing Date. Neither Sellers nor the Business have, nor will they, be subject to any claim, expense, liability or obligation arising from any injury to person or property or economic damage as a result of ownership, possession or use of any product manufactured, processed, distributed, shipped or sold by any of Sellers prior to the Closing Date. There have been no recalls with respect to any products of the Business under the Consumer Product Safety Act, as amended, or under any other Law. To the knowledge of each of Sellers and the Stockholders, no circumstances exist involving the safety aspects of the Business’ products which would give rise to any obligation to report to any foreign, federal, state or local agency.

4.25       Legal Proceedings. Except as set forth in Section 4.25 of the Disclosure Letter, no Seller is engaged in or a party to or, to the Knowledge of Sellers’ and the Stockholders’, threatened with any action, suit, proceeding, complaint, charge, hearing, investigation or arbitration or other method of settling disputes or disagreements; and neither of Sellers nor the Stockholders know, anticipate or have notice of any reasonable basis for any such action. No Seller has received notice of any investigation threatened or contemplated by any foreign, federal, state or local governmental or regulatory authority, including those involving the safety of products, the working conditions of employees, the employment practices or policies of the Business, or compliance with environmental regulations. Except as set forth in Section 4.25 of the Disclosure Letter, neither of Sellers, the Business nor any of the Purchased Assets is subject to any judgment, order, writ, injunction, stipulation or decree of any court or any governmental agency or any arbitrator.

4.26	Environmental Matters.

(a)          The ownership, use and operation by each of Sellers and their respective predecessors of all real property and each facility used in the Business has been and on the losing Date will be in compliance with all applicable foreign, federal, state, local and other environmental and anti-pollution Laws, standards and moratoria, including, but not limited to, RCRA, the Clean Air Act, as amended, the Clean Water Act, as amended, the Safe Drinking

Water Act, as amended, the Toxic Substances Control Act, as amended, the Emergency Planning and Community Right-to-Know Act, as amended, the Hazardous Material Transportation Act, as amended, the federal Insecticide, Fungicide and Rodenticide Act, as amended, the Oil Pollution Control Act, as amended CERCLA and OSHA, any foreign, state or local counterpart thereof and all rules and regulations implementing any of the foregoing, administrative decisions and judicial common Law (collectively referred to as “Environmental Laws”).

(b)          Except as set forth in Section 4.26 of the Disclosure Letter, no action, suit, claim, demand, proceeding, investigation, complaint, arbitration or charge alleging failure to comply with, violation of or liability under any Environmental Laws (collectively, an “Environmental Claim”) has been made and no Seller has received any notice alleging an Environmental Claim and, to the Knowledge of Sellers and the Stockholders, there is no meritorious basis therefore. No Seller has received a request for information pursuant to an Environmental Law. Except as set forth in Section 4.26 of the Disclosure Letter, there has not been, and is not occurring, at any facility or site owned or operated, or previously owned or operated, by any of Sellers, any Release or threatened Release of any Hazardous Substance or petroleum, including crude oil or any fraction thereof, nor has such a Release occurred. No Seller has applied or disposed of any Hazardous Substance or petroleum, including crude oil or any fraction thereof, in any manner which may form the basis for any present or future Environmental Claim at any facility owned or operated by any of Sellers.

(c)          No Seller has ever sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported, or accepted for transport any Hazardous Substance, Solid Waste or petroleum, including crude oil or any fraction thereof, to a facility, site or location, which, pursuant to CERCLA or any similar state or local or other Law, has been placed, or, to Seller’s knowledge, is proposed to be placed, on the National Priorities List or its state, foreign or other equivalent.

(d)          Except as set forth in Section 4.26 of the Disclosure Letter, there has not been any contamination of groundwaters, surface waters, soils or sediments, as a result of the manufacture, storage, processing, loss, leak, escape, spillage, disposal or other handling or disposition by or on behalf of any of Sellers of any product or substance on or prior to the Closing Date in violation of Environmental Laws at any facility or site currently owned or operated by any of Sellers.

(e)          Section 4.26 of the Disclosure Letter sets forth an accurate and complete list of all environmental audits or assessments or occupational health studies undertaken by or on behalf of any of Sellers, a governmental agency with respect to such Sellers or their assets, employees, facilities, sites or other properties, the results of groundwater and soil testing, the results of underground fuel, water or waste tank tests and soil samples, notices of violations and orders with federal, state or local governments on environmental matters, and OSHA citations.

(f)           Section 4.26 of the Disclosure Letter lists all permits, certificates, approvals, authorizations, licenses and registrations required to own or operate the Business or any currently owned or operated facility or site under any Environmental Law (“Environmental Permits”). Each of Sellers has all Environmental Permits and is in compliance with all terms and conditions thereof. All Environmental Permits are in full force and effect, and none of

Sellers has received any notice alleging an Environmental Claim with respect thereto. None of Sellers has breached, defaulted under or violated any of the Environmental Permits.

(g)          Except as set forth in Section 4.26 of the Disclosure Letter, no underground storage tanks, as defined in RCRA or under applicable state or other Law, are present on any property currently operated by or on behalf of each of Sellers at any location, and, to each of Sellers’ and the Stockholders’ Knowledge, no such tanks were previously abandoned or removed.

(h)          The soil excavation conducted in 2006 at Sellers’ Dungarvan, County Waterford, Ireland facility was done in compliance with all applicable Laws.

As used in this Agreement, the terms “Removal,” “Remedial Action,” “Facility,” “Release,” “Hazardous Substance,” “Hazardous Materials,” “National Priorities List,” “Hazardous Waste” and “Solid Waste” shall have the same meaning as those terms or any equivalent or analogous terms are given in any Environmental Laws.

4.27       Absence of Undisclosed Liabilities. Except to the extent reflected on the balance sheet for the year ended December 31, 2005, the most recent balance sheet of the Sellers dated May 31, 2006, or any Schedule attached hereto, the Business has no Debt, indebtedness, duty, responsibility, liability or obligation of any nature, whether absolute, accrued, contingent or otherwise, related to or arising from the operation of the Business or the ownership, possession or use of the Purchased Assets through the Closing Date, other than in the ordinary course of its business on terms and conditions and in amounts consistent with past practices.

4.28       Compliance with Law. Except as set forth on Section 4.28 of the Disclosure Letter, each of Sellers, the Business and the Purchased Assets conform in all respects to all applicable Laws. Each of Sellers has complied in all respects with all licensing requirements, decrees, awards, orders or the like applicable to their business or operations; and there is not and will not be any liability arising from or related to any violations thereof existing on or prior to Closing. To the Sellers’ and Stockholders’ Knowledge, there is no proposed or pending change in any Law which would adversely affect the Business. No notice from any governmental body or other person of any violation of any Law or requiring or calling attention to the necessity of any repairs, installation or alteration in connection with the Business has been served, and neither of Sellers nor the Stockholders knows of any basis therefor. Neither of Sellers nor any officer or employee of any of Sellers, nor, to the knowledge of each of Sellers or the Stockholders, any agent or other person acting on behalf of any of Sellers, (a) has made any unlawful domestic or foreign political contributions, (b) has made any payment or provided services which were not legal to make or provide or which any of Sellers or any such officer, employee or other person should have known were not legal for the payee or the recipient of such services to receive, (c) has received any payments, services or gratuities which were not legal to receive or which any of Sellers or such person should have known were not legal for the payor or the provider to make or provide, (d) has had any transactions or payments which are not recorded in its accounting books and records or disclosed in its financial statements, (e) has had any off-book bank or cash accounts or “slush funds”, (f) has made any payments to governmental officials in their individual capacities for the purpose of affecting their action or the action of the government they represent to obtain special concessions, or (g) has made payments or expenditures to obtain or retain business or obtain favorable treatment from vendors, other than the customary business entertainment.

4.29       Software. Section 4.29 of the Disclosure Letter sets forth an accurate and complete list and summary description of all the Software (as defined below) owned, licensed or otherwise used by any of Sellers. Section 4.29 of the Disclosure Letter identifies or describes (i) Software which is owned by any of Sellers thereof; and (ii) Software which is licensed to any of Sellers by third parties. With respect to the Software:

(a)          all documentation for Software licensed to such Seller is current (to the extent any third party owner supplies updated documentation to licensees), accurate and sufficient in detail and content to identify and explain the nature thereof, and to allow its full and proper use by Buyers without reliance on the special knowledge or memory of others; and

(b)          Such Seller owns all right, title and interest in the Software that is not designated as licensed free and clear of any Liens, or legal or equitable claims of others.

“Software” means all electronic data processing systems, information systems, computer software programs, program specifications, charts, procedures, source codes, object codes, input data, routines, data bases and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related material and documentation and any and all licenses and copies thereof and rights thereto, other than open source software.

4.30       Motor Vehicles. Except as set forth on Section 4.30 of the Disclosure Letter, none of Sellers owns or leases any motor vehicles.

4.31       Regulatory and Product Matters. Except as set forth on Section 4.31 of the Disclosure Letter:

(a)          Each of Sellers has all licenses, including clearances and approvals, conformity determinations, and CE markings, in connection with the products of the Business (“Product Licenses”) and establishment registrations in connection with the medical device related operation of the Business (“Establishment Registrations”) necessary to manufacture, promote, distribute, sell or otherwise market the products of the Business in the United States and in each other jurisdiction in which Sellers manufacture and market such products and to perform contract manufacturing services under the Material Contracts included in the Purchased Assets. All such Product Licenses and Establishment Registrations are in full force and effect and are listed on Section 4.31 of the Disclosure Letter. No such Product License or Establishment Registration contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except where such untruth or omission could not reasonably be expected to have an adverse effect on the Business or the Purchased Assets.

(b)          As to each product of the Business that is developed, manufactured, tested, distributed and/or marketed by any of Sellers, and is subject to the FD&C Act, 21 U.S.C. §§ 201 et seq., FDA regulations (“FDA Regulations”) promulgated thereunder, or FDA’s policies and guidelines, each such product is being developed, manufactured, tested, distributed and marketed in full compliance with all applicable requirements under the FD&C Act, FDA Regulations, and FDA policies and guidelines and to the extent such products of the Business are developed, manufactured, tested, distributed and/or marketed in any U.S. state or local jurisdiction or any jurisdiction outside the U.S., and said product of the Business is subject to similar Laws, regulations, polices and guidelines of any said state, local or foreign jurisdiction ( “Other FDA-Like Requirements”), each such product is being developed, manufactured, tested, distributed and marketed in full compliance with all applicable Other FDA-Like Requirements.

(c)          Each product of the Business that has been introduced into interstate commerce in the U.S., or is being developed with the intent that it be so introduced, satisfies the statutory definition of “device” under the FD&C Act (21 U.S.C. § 201(h)). To the extent that any product of the Business does not meet the statutory definition of “device,” and such product is otherwise subject to regulation by FDA or by another governmental agency, within or outside the U.S., said product(s) is being developed, manufactured, tested, distributed and marketed in full compliance with all applicable requirements under the FD&C Act, FDA Regulations, and FDA policies and guidelines. Each product introduced into interstate commerce not as a “device” is identified on Section 4.31 of the Disclosure Letter and the FDA or other status of the product(s) is set forth therein.

(d)          Each product of the Business that has been introduced imported or otherwise introduced into commerce in any jurisdiction other than the U.S., or is being developed with the intent that it be so introduced, satisfies the statutory definition of “device” under the applicable jurisdiction. To the extent that any product of the Business does not meet the statutory definition of “device,” and such product is otherwise subject to regulation under Other FDA-Like Requirements, said product(s) is being developed, manufactured, tested, distributed and marketed in full compliance with all applicable Other FDA-Like Requirements. Each product introduced into a jurisdiction outside the U.S. not as a “device” is identified on Section 4.31 of the Disclosure Letter and the Other FDA-Like Regulation status of the product(s) is set forth therein.

(e)          For each product of the Business that has been introduced into interstate commerce, each of Sellers timely and effectively obtained from FDA, to the extent applicable, the appropriate marketing authorization for the product, 21 U.S.C. § 360(k) (premarket notification) or 21 U.S.C. § 360e (premarket approval), based on (but not limited to) the classification of the device, 21 U.S.C. § 360c, and any related provisions under the FD&C Act, including (but not limited to) any applicable performance standards, 21 U.S.C. § 360d and also obtained, to the extent applicable, similar appropriate marketing authorizations under Other FDA-Like Requirements.

(f)           No product of the Business manufactured and/or distributed by any of Sellers is adulterated within the meaning of the FD&C Act (21 U.S.C. § 351) or misbranded within the meaning of the FD&C Act (21 U.S.C. § 352), nor would be considered so under Other FDA-Like Requirements for products manufactured and /or distributed outside the U.S.

(g)          No product of the Business manufactured and/or distributed by any of Sellers is a “banned device” within the meaning of the FD&C Act, 21 U.S.C. § 360f.

(h)          Each of Sellers is duly registered as required by the FD&C Act, 21 U.S.C. § 360 and has listed all devices manufactured, marketed or other otherwise distributed by the Sellers.

(i)           At no time have any of Sellers failed to file with the FDA or under Other FDA-Like Requirements, when required to do so, any filings, declarations, listings, registrations, reports, notices or submissions of any kind, all such filings, declarations, listings, registrations, reports, notices or submissions of any kind were timely, truthful and otherwise in compliance with all applicable Laws, policies and guidelines when filed and no deficiencies have been asserted by the FDA or any another similar governmental agency, within or outside the U.S., with respect to any such filings, declarations, listings, registrations, reports, notices or other submissions.

(j)           Except as specifically identified on Section 4.31 of the Disclosure Letter, none of Sellers has received any material notice or other communication from the U.S. Department of Justice (“DOJ”) or the FDA, such as a Warning Letter, Notice of Violation Letter, Cyber Letter, Form FDA 483 or Establishment Inspection Report, contesting the uses of or the labeling or promotion or manufacture of any products of the Business or otherwise alleging any material violation by such Seller of any Law applicable to any of the products or products under investigation nor similar such notice or communication under Other FDA-Like Requirements.

(k)          None of Sellers, nor, to the knowledge of each of Sellers, any officer, employee or agent of such Sellers, has ever made an untrue statement of material fact or fraudulent statement to the FDA or to another similar governmental agency, within or outside the U.S., failed to disclose a material fact required to be disclosed to the FDA or to another similar governmental agency, within or outside the U.S., or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or to another similar governmental agency, within or outside the U.S., to conclude that such disclosure was false or misleading in any regard.

(l)           No product of the Business is under consideration for or has been recalled, withdrawn, subject to a field correction, suspended or discontinued (other than for commercial or business reasons) by any of Sellers (whether voluntarily or otherwise) within the U.S. or within any other country wherein any product has been distributed.

(m)        The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by any of Sellers were and, if still pending, are being conducted in accordance with all FDA requirements, and Other FDA-Like Requirements, including (but not limited to) those pertaining to informed subject consent (21 C.F.R. Part 50) and oversight of the study by an appropriate Institutional Review Board (21 C.F.R. Part 56), and the Sellers have reported all adverse events, if any, in a timely manner. None of Sellers has received any notices or other correspondence from the FDA or from another similar governmental agency, within or outside the U.S., with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or modification of such studies or tests.

(n)          To the knowledge of each of Sellers, there are no facts, circumstances or conditions that would reasonably be expected to form the basis of any material investigation, suit, claims, action (legal or regulatory) or proceeding (legal or regulatory) against or affecting such Sellers relating to or arising under the FD&C Act, FDA Regulations, or FDA policies and guidelines or Other FDA-Like Requirements.

4.32       Brokers. None of Sellers nor any of the Stockholders has retained any broker, finder or agent or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the transactions contemplated hereby.

4.33       Disclosure. Neither this Agreement nor any agreement, attachment, schedule, exhibit, certificate or other statement delivered pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements and information contained herein or therein, not misleading. Neither any of Sellers nor any of the Stockholders are aware of any information necessary to enable a prospective purchaser of the Purchased Assets or the Business to make an informed decision with respect to the purchase of the Purchased Assets and the assumption of the Assumed Liabilities which has not been expressly disclosed herein.

4.34       Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article IV, Sellers make no representation or warranty, express or implied, at Law or in equity, in respect of any of their assets (including, the Purchased Assets), liabilities or operations, including, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Buyers hereby acknowledge and agree that, except to the extent specifically set forth in this Article IV, Buyers are purchasing the Purchased Assets on an “as-is, where-is” basis. Without limiting the generality of the foregoing, Sellers make no representation or warranty regarding any assets other than the Purchased Assets or any liabilities other than the Assumed Liabilities, and none shall be implied at Law or in equity.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers hereby jointly and severally represent and warrant to Sellers as of the date hereof and as of the U.S. Closing Date and the Irish Closing Date, as follows:

5.1         Authority. Each Buyer has full right, power and authority, without the consent of any other person, to execute and deliver this Agreement, the Ancillary Agreements to which it is a party and to carry out the transactions contemplated hereby and thereby. All acts or proceedings required to be taken by each Buyer to authorize the execution, delivery and performance of this Agreement, the Ancillary Agreements to which it is a party and the documents to be delivered at Closing and all transactions contemplated hereby and thereby have been duly and properly taken.

5.2         Validity. This Agreement has been, the Ancillary Agreements to which it is a party and the documents to be delivered by Buyers at Closing will be, duly executed and delivered by Buyers and constitute lawful, valid and legally binding obligations of Buyers, enforceable in accordance with its terms. The execution and delivery of this Agreement, the Ancillary Agreements to which it is a party, the documents to be delivered at Closing and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Lien or the acceleration of any indebtedness or other obligation of Buyers and are not prohibited by, do not violate or conflict with any provision of, and do not result in a default under or a breach of (a) the limited liability company agreement of U.S. Buyer or other constitutional documents of Irish Buyer, (b) any contract, agreement, permit, license or other instrument to which any Buyers is a party or by which it is bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency, or (d) any Law applicable to Buyers. No approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Buyers of this Agreement, the Ancillary Agreements to which it is a party and the documents to be delivery at Closing or the consummation by Buyers of the transactions contemplated hereby and thereby.

5.3         Due Organization. U.S. Buyer is a duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority and all requisite licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged. Irish Buyer is a duly organized, validly existing and in good standing under the Laws of Ireland, with full power and authority and all requisite licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged.

5.4         Wholly-Owned Subsidiary. One hundred percent of the outstanding stock of each Buyer is owned, directly or indirectly, by Young Innovations, Inc.

5.5         Brokers. No Buyer has retained any broker, finder or agent or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the transactions contemplated hereby pursuant to which Sellers would have any obligations or liabilities with respect thereto.

ARTICLE VI

COVENANTS PRIOR TO IRISH CLOSING

6.1         Affirmative Covenants of Sellers. Except as otherwise expressly provided in this Agreement or as expressly consented to in writing by Buyers, prior to the Irish Closing, each of Sellers shall:

(a)          conduct the Irish Business only in the ordinary course of business and consistent with past practices (including, without limitation, with respect to quantity and frequency);

(b)          use commercially reasonable efforts to preserve intact the Irish Business and its goodwill and use its commercially reasonable efforts to keep available the services of the Irish Business’ officers and employees and maintain satisfactory relationships with suppliers, customers and others having business relationships with the Irish Business;

(c)          provide, and cause its officers, directors, employees, attorneys, accountants and other agents to provide to Buyers and their accounting, legal and other representatives, full and complete access at all reasonable times to Irish Seller’s facilities and to Irish Seller’s officers and employees and to business, financial, legal, Tax, compensation and other data and information concerning Irish Seller and its affairs and operations;

(d)          continue to make capital expenditures with respect to the Irish Business in the ordinary course of business consistent with past practice;

(e)          maintain the Irish Purchased Assets in good operating condition and repair (ordinary wear and tear excepted), maintain insurance reasonably comparable to that in effect on the date hereof, maintain the inventory, supplies and spare parts at customary operating levels consistent with past practices (including, without limitation, with respect to quantity and frequency), replace in accordance with past practices any inoperable, worn out or obsolete Irish Purchased Assets with assets of comparable quality and, in the event of a casualty, loss or damage to any Irish Purchased Assets prior to the Irish Closing Date either fully repair or replace such Irish Purchased Assets with assets of comparable quality or, if Buyers agree, transfer any insurance proceeds with respect thereto to Buyers upon the Irish Closing;

(f)           maintain the Books and Records of Irish Seller in accordance with past custom and practice as used in the preparation of the Financial Statements;

(g)          maintain in full force and effect the existence of all of the Intellectual Property included in the Irish Purchased Assets;

(h)          comply with all material requirements of Law and all material contractual obligations applicable to the Irish Business and pay all material Taxes as and when such become due and payable;

(i)           give all required notices in connection with, and use its commercially reasonable efforts to obtain all authorizations, consents, accreditations, licenses, permits and approvals necessary or desirable to consummate the transactions contemplated hereby and to permit Buyers to operate the Irish Business after the Irish Closing and to cause the other conditions to Irish Buyer’s obligation to close set forth in Article IX to be satisfied (including the execution and delivery of all agreements and documents contemplated hereunder to be so executed and delivered);

(j)           promptly inform Buyers in writing of any material variances from the representations and warranties contained in Article III hereof or any material breach of any covenant hereunder by Irish Seller which become known to Irish Seller.

6.2         Negative Covenants of Sellers. Except as otherwise expressly provided herein or as expressly consented to in writing by Buyers, prior to the Irish Closing Date, none of Sellers shall:

(a)          enter into, terminate, amend or modify any collective bargaining, employment or severance agreement or other agreement or arrangement with any employee of the Irish Business or representative thereof, or grant any increase in salary or bonus or otherwise increase the compensation payable to any director, officer, employee, consultant, advisor or agent employed in connection with or rendering services to the Irish Business, except wage or salary increases required by existing contracts disclosed to Buyers under this Agreement;

(b)          enter into, establish, amend, terminate or (except as required by the express terms thereof) make any contribution to any Pension Plan or any Welfare Plan which covers employees of the Irish Business;

(c)          sell, lease, license or otherwise dispose of any interest in any of the Irish Purchased Assets, other than sales of inventory in the ordinary course of business consistent with past practices, or permit, allow or suffer any of the Irish Purchased Assets to be subjected to any Lien, other than any Lien of any kind which exists as of the date of this Agreement (all which shall be released, satisfied or otherwise discharged as of the Irish Closing Date);

(d)          engage in any promotional sales or discount or other activity with customers of the Irish Business that has or could reasonably be expected to have the effect of accelerating sales prior to the Irish Closing that would otherwise be expected to occur subsequent to the Irish Closing;

(e)          enter into, terminate, modify or amend any material contracts, agreements, commitments or permits relating to the Irish Business;

(f)           incur any Debt with respect to the Irish Business or Lien of any kind on Irish Purchased Assets;

(g)          make any commitments with respect to the Irish Business outside of the ordinary course of business or in excess of $50,000 in the aggregate for capital expenditures to be paid after the Irish Closing;

(h)          institute any material change in the conduct of the Irish Business or any material change in its method of purchase, sale, lease, management, marketing, operation or accounting;

(i)           take or omit to take any action which could be reasonably anticipated to have a Material Adverse Effect;

(j)           enter into any transaction with or distribute any of the Irish Purchased Assets to any of its officers, directors, employees, stockholders, subsidiaries or Affiliates; or

(k)          take any action that would require disclosure pursuant to Section 6.1(j) hereof.

6.3         Exclusivity. Unless and until this Agreement is terminated pursuant to its terms (the “Exclusivity Period”), each of Sellers agrees that Buyers shall have the exclusive right to consummate the transactions contemplated by this Agreement or any other similar transaction with such Sellers. During the Exclusivity Period, none of Sellers or Stockholders or any of their respective Affiliates shall, and none of Sellers or Stockholders shall authorize any of their officers, directors, employees, Affiliates or agents (including any investment banker, attorney or accountant retained by any of the foregoing) to, (i) solicit, initiate or encourage the submission of any proposal or offer from any person or entity (including any of Sellers’ officers, directors, employees, agents or other representatives) relating to (A) a substantial portion of the assets of the Irish Business or the outstanding shares of capital stock of Sellers, (B) any sale of any of the Irish Purchased Assets outside the ordinary course of business or (C) any similar transaction or business combination involving any of Sellers, any Stockholders, the Irish Business or the Irish Purchased Assets, (ii) enter into any agreement or commitment related to any such transaction or (iii) furnish to any other person or entity any information with respect to or assist or participate in or facilitate in any other manner any effort to do or seek to do, any of the foregoing. Each of Sellers and each Stockholder shall use reasonable best efforts to ensure that none of the events set forth in clauses (i), (ii) and (iii) above occur. Each of Sellers and each Stockholder shall immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties regarding any of the foregoing, and each of Sellers and each Stockholder shall promptly notify Buyers if any proposal with respect to the foregoing, or any inquiry or contact with any person or entity with respect thereto, is made.

6.4         Governmental Notices and Consents. Each of the parties shall give any notices to, make any filings with, and use reasonable efforts to obtain, any authorizations, consents and approvals of governments and governmental agencies in connection with the matters contemplated by this Agreement.

6.5         General. Each of the parties hereto, in good faith, will use its reasonable commercial efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Articles IX and X hereof) and will not take any action, or encourage any other party to take any action, which would prevent the satisfaction of any of the closing conditions set forth in Articles IX and X hereof or the consummation of the transactions contemplated herein.

ARTICLE VII

EMPLOYEES

7.1	Continued Association With the Business.

(a)          U.S. Buyer will offer employment, effective as of the U.S. Closing Date to all employees of the U.S. Seller who are listed on Schedule 7.1(a) and who remain actively at work, including employees on vacation with U.S. Seller on the U.S. Closing Date (the “U.S. Designated Employees”).

(b)          Subject to the Transfer Regulations, Irish Buyer will offer employment, effective as of the Irish Closing Date, to all employees of the Irish Seller, who are listed on Schedule 7.1(b) and who remain actively at work, including employees on vacation with Irish Seller on the Irish Closing Date (the “Irish Designated Employees” and together with the U.S. Designated Employees, collectively, the “Designated Employees”).

(c)          Each of Sellers agrees to use its commercially reasonable efforts to encourage the Designated Employees to accept employment with the applicable Buyers.

7.2         Severance. Concurrently with the U.S. Closing, U.S. Seller shall terminate all U.S. Designated Employees, and shall pay to each such employee any amounts owing immediately prior to the U.S. Closing Date, other than earned but unused vacation. Any employee of U.S. Seller who is on long-term or short-term disability or maternity leave (or any unpaid long-term leave of absence greater than 12 weeks) on the U.S. Closing Date shall remain the sole responsibility of U.S. Seller, unless and until such time as the employee commences and continues to work for U.S. Buyer, on a consistent basis; provided, that U.S. Buyer shall not be obligated to offer employment to any employee of U.S. Seller who is not actively at work with U.S. Seller on the U.S. Closing Date and who does not become available for active work with U.S. Buyer within 12 weeks after the U.S. Closing Date. U.S. Buyer shall not assume any liability for any claim for severance made by an employee of U.S. Seller who terminates employment with U.S. Seller at any time. Until the U.S. Closing Date, the vacation policy of U.S. Seller shall continue to apply to all U.S. Designated Employees. Thereafter U.S. Buyer shall assume and fulfill, in a timely manner, all U.S. Seller’s liabilities related to the U.S. Designated Employees under U.S. Seller’s vacation policy as of the U.S. Closing Date, including allowing U.S. Designated Employees to use and be paid for (even after the U.S. Closing Date) their accrued but unused vacation time from their prior employment with U.S. Seller, as recognized and available under U.S. Seller’s vacation policy as in effect immediately prior to the U.S. Closing Date, subject to U.S. Buyer’s reasonable work scheduling needs.

7.3	Employee Benefit Plans.

(a)          Welfare Plans. U.S. Seller maintains certain Welfare Plans listed as such on Section 4.19 of the Disclosure Letter. Effective as of the U.S. Closing Date, U.S. Seller and U.S. Buyer shall execute all documentation and take all such other actions as U.S. Buyer reasonably considers necessary or advisable in order to effect the assumption of the Welfare Plans by U.S. Buyer from U.S. Seller, and to substitute U.S. Buyer for U.S. Seller as plan sponsor (and where applicable, plan administrator) thereof for the benefit of U.S. Designated Employees and their eligible dependents.

(b)          401(k) Plan. Effective as of the U.S. Closing, U.S. Seller and U.S. Buyer shall execute all documentation and take all such other actions as U.S. Buyer reasonably considers necessary or advisable in order to effect the assumption by U.S. Buyer from U.S. Seller of the Micro 401(k) Plan listed on Section 4.19 of the Disclosure Letter (and the related trust), and to substitute U.S. Buyer for U.S. Seller as the plan sponsor and plan administrator thereof, for the benefit of eligible U.S. Designated Employees.

7.4         Resolution of Pending Matters. Each of Sellers shall resolve all pending grievances, employee complaints or outstanding citations or other pending matters with due regard for not generating changes in work practice or precedents which will have a significant impact on the future operations. Each of Sellers shall notify Buyers in advance of any such settlements and Buyers shall have the right (in their reasonable discretion) to approve or withhold approval of such settlements and resolutions.

7.5         COBRA Obligations. U.S. Buyer shall be solely responsible for providing any required notices under federal or state COBRA to all U.S. Seller’s employees (and their eligible dependents) whose employment with U.S. Seller has been terminated as of the U.S. Closing Date in connection with the contemplated transaction and who do not become U.S. Designated Employees. All eligible employees of U.S. Seller (and their eligible dependents) who have terminated employment prior to the U.S. Closing shall be eligible for COBRA coverage under U.S. Seller’s existing medical insurance plan and to the extent required by Law, dental insurance plan as assumed by U.S. Buyer under Section 7.3(a) above. U.S. Seller shall be responsible for satisfying obligations under Section 601 et seq. of ERISA and Section 4980B of the Code, to provide continuation coverage to or with respect to all employees and former employees of U.S. Seller in accordance with Law with respect to any “qualifying event” occurring before the U.S. Closing. U.S. Seller agrees to pay and be liable to U.S. Buyer for and shall assume, indemnify, defend and hold harmless U.S. Buyer from and against any and all losses, damages, liabilities, Taxes, sanctions, interest and penalties, costs and expenses (including disbursements and reasonable legal fees incurred in connection therewith, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment) imposed upon, incurred by, or assessed against U.S. Buyer arising by reason of or relating to any failure by U.S. Seller to comply with the continuation health care coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, which failure occurred with respect to any current or prior employee of U.S. Seller or any qualified beneficiary of such employee before the U.S. Closing. In addition, if the aggregate cost of providing COBRA coverage to U.S. Seller’s qualified beneficiaries exceeds the amount of payment received by U.S. Buyer from U.S. Seller’s qualified beneficiaries pursuant to Code Regulation Section 54.4980B-8, then U.S. Seller agrees to indemnify U.S. Buyer for the excess cost of providing COBRA to such qualified beneficiaries.

7.6	Workers Compensation.

(a)          U.S. Seller shall be responsible for all workers’ compensation benefits, occupational diseases claims and employer liability claims payable to current employees of U.S. Seller with respect to (a) claims filed on or prior to the U.S. Closing; (b) claims filed after the U.S. Closing resulting from a discrete event or injury occurring on or prior to the U.S. Closing; and (c) employees other than U.S. Designated Employees regardless of when the claims were filed or the injury occurred. With respect to workers’ compensations claims of U.S. Designated Employees that relate to circumstances, exposures, conditions or occurrences that began before the U.S. Closing and continued after the U.S. Closing, including occupational diseases, repetitive trauma, hearing loss and similar items, U.S. Buyer shall administer the claims and each of Sellers shall indemnify Buyers for the proportionate share of the loss, damage and expense (including administration expenses) attributable to the period prior to the U.S. Closing based on the number of days prior to the U.S. Closing that such circumstances, exposures, conditions or occurrences were in existence with respect to the affected employee, compared to the total number of days such circumstances, exposures, conditions or occurrences were in existence with respect to the affected employee. U.S. Buyer shall be responsible for the administration and payment of all workers’ compensation liabilities and benefits with respect to U.S. Designated Employees resulting from discrete events or injuries occurring after the U.S. Closing Date during employment with U.S. Buyer.

(b)          Irish Seller shall be responsible for all workers’ compensation benefits, occupational diseases claims and employer liability claims payable to current employees of Irish Seller with respect to (a) claims filed on or prior to the Irish Closing; (b) claims filed after the Irish Closing resulting from a discrete event or injury occurring on or prior to the Irish Closing; and (c) employees other than Irish Designated Employees regardless of when the claims were filed or the injury occurred. With respect to workers’ compensations claims of Irish Designated Employees that relate to circumstances, exposures, conditions or occurrences that began before the Irish Closing and continued after the Irish Closing, including occupational diseases, repetitive trauma, hearing loss and similar items, Irish Buyer shall administer the claims and each of Sellers shall indemnify Buyers for the proportionate share of the loss, damage and expense (including administration expenses) attributable to the period prior to the Irish Closing based on the number of days prior to the Irish Closing that such circumstances, exposures, conditions or occurrences were in existence with respect to the affected employee, compared to the total number of days such circumstances, exposures, conditions or occurrences were in existence with respect to the affected employee. Irish Buyer shall be responsible for the administration and payment of all workers’ compensation liabilities and benefits with respect to Irish Designated Employees resulting from discrete events or injuries occurring after the Irish Closing Date during employment with Irish Buyer.

7.7         No Third Party Beneficiaries. Nothing in this Agreement expressed or implied is intended to confer upon any employee of any of Sellers or Buyers or his or her legal representatives any rights as a third party beneficiary or otherwise or any remedies of any nature or kind whatsoever under or by reason of this Agreement, including, without limitation, any rights of employment or continued employment.

7.8         Documents and Forms. Each of Sellers and Buyers agree to use commercially reasonable efforts to execute all necessary documents, file all required forms with any governmental agencies and take all other actions that may be necessary or appropriate to implement expeditiously the actions contemplated by this Article VII.

7.9         Employment Records. Sellers agree that upon the request of Buyers on or after each applicable Closing Date, Sellers or their Affiliates, as applicable, shall provide Buyers or its affiliates, as applicable, with (if requested and paid for by Buyers) hard copies of the records for the Designated Employees as necessary for the transition of Designated Employees, for compensation and benefits purposes and for any other proper business purpose that is not otherwise prohibited by applicable Law.

7.10       Foreign National Employees. The parties recognize that certain of the U.S. Designated Employees are in nonimmigrant visa status or have applications for lawful permanent residence pending with the relevant governmental authorities (the “Affected Foreign National Employees”). The parties further recognize that new or amended petitions with respect to such Affected Foreign National Employees may be required in certain of these cases, unless U.S. Buyer (or a U.S. Buyer’s affiliate, as the case may be), is deemed the “successor-in-interest” to U.S. Seller (as such term is used in pronouncements by the BCIS and its predecessors) with respect to such Affected Foreign National Employees. Accordingly, U.S. Buyer hereby expressly agrees to assume, and U.S. Seller hereby assigns, all of the immigration related liabilities of the Affected Foreign National Employees (including, without limitation, any obligations, liabilities and undertakings arising from or under attestations made in each certified and still effective LCA filed by U.S. Seller with respect to any such Affected Foreign National Employees). The parties each agree to take such actions as may reasonably be requested at and following the U.S. Closing Date to document to BCIS or such other governmental agency, as the case may be, as may be necessary, the “successor-in-interest” relationship with respect to any Affected Foreign National Employees and U.S. Seller agrees to continue to employ the Affected Foreign National Employees until such employees can be hired by U.S. Buyer. During this period, the Affected Foreign National Employees shall continue to provide services to and for the Business and U.S. Buyer shall promptly reimburse U.S. Seller for the wages and benefit costs attributable to such employees.

7.11	Employees of Irish Seller.

(a)          Both Irish Seller and Irish Buyer acknowledge and agree that the Transfer Regulations apply to the sale of the Irish Purchased Assets under this Agreement and that under the Transfer Regulations:

(i)           the rights and obligations arising from contracts of employment between Irish Seller and Irish Designated Employees (except those relating to old-age, invalidity and survivors’ benefits referred to in Regulation 4(3) of the Transfer Regulations) will have effect after the transfer date as if originally made between Irish Buyer and the relevant Irish Designated Employee; and

(ii)         Irish Seller and Irish Buyer each severally has an obligation to inform and consult with employee representatives, or employees, as the case may be, about the sale of the Irish Purchased Assets.

Accordingly, both Irish Seller and Irish Buyer agree to comply with their respective obligations under the Transfer Regulations and provide reasonable information and assistance to the other party to allow that party to so comply, including provision of details of the relevant Irish Designated Employees or other person’s rights and obligations which transfer to Irish Buyer.

(b)          Sellers and the Stockholders jointly and severally shall indemnify Irish Buyer and keep Irish Buyer indemnified on demand against any and all Liabilities arising from:

(i)           a claim made against Irish Buyer by any Irish Designated Employee or any other person claiming to be an employee or former employee of the Irish Business by reason of the Transfer Regulations in circumstances where such claim relates to:

(A)         any act or omission by Irish Seller or any subcontractor or any other event or occurrence related to or arising out of the employment of such person in each case on or prior to the Irish Closing Date for which Irish Buyer is or may be liable by reason of the Transfer Regulations; and

(B)         any term of any contract of employment (whether written or oral) not disclosed or disclosed inaccurately on Section 4.17 of the Disclosure Letter or otherwise and which term has effect as if originally made between Irish Buyer and any employee of Irish Seller or any subcontractor as a result of the provisions of Regulations 3 or 4 of the Transfer Regulations;

(ii)         any cause of action of whatsoever nature by any third party (other than Irish Designated Employees) against Irish Buyer for which Irish Buyer is or may be liable by reason of the Transfer Regulations applying to the sale of the Irish Purchased Assets; and

(iii)        any failure by Irish Seller to comply with its obligations under this Section 7.11.

(c)          If the provisions of Regulation 3 or Regulation 4 of the Transfer Regulations operate so as to transfer the employment of a person other than an Irish Designated Employee to Irish Buyer:

(i)           Irish Buyer shall upon becoming aware of the application of Regulations 3 or Regulations 4 to such person inform Irish Seller and Irish Seller shall within 14 days provide all relevant information to Irish Buyer relating to such person and his employment and during that period shall consult with Irish Buyer in good faith as to the appropriate steps to be taken by Irish Seller and Irish Buyer in relation to that person; and

(ii)         Sellers and Stockholders jointly and severally covenant with Irish Buyer to pay to Irish Buyer on demand an amount equal to:

(A)         any and all Liabilities arising out of the employment of such person by Irish Buyer or the termination of his/her employment during the period of two years from that person’s Irish Employee Transfer Date, regardless of when a claim is made by such person; or

(B)         any and all Liabilities arising out of the termination of employment of any of Irish Buyer’s employees (who were employed prior to the Irish Closing Date) as a consequence of the transfer to Irish Buyer of such person;

(d)          The limitation period in Section 7.11(c)(ii)(A) shall not apply to any claim by Buyers in respect of which there has been an act, omission, concealment or misrepresentation by the directors, employees or agents of Irish Seller or the directors, employees or agents of Irish Seller on or prior to the Irish Closing Date that has been either dishonest or fraudulent.

(e)          Sellers agree to assign or otherwise hold for Buyers with effect from the Irish Closing Date the benefit of any confidentiality or other undertakings or restrictions given to Sellers by any present or former employees of Irish Seller where such undertakings or restrictions or the benefit thereof are not novated to or otherwise vested in Buyers by virtue of the Transfer Regulations and accordingly Sellers hereby agree pending formal assignment or novation of the same and at the request of Buyers to take such steps, actions and proceedings as Buyers shall reasonably require to enforce such undertakings and restrictions (or any of them) for the benefit and at the cost of Buyers. Irish Buyer confirms and acknowledges that no changes in the employment terms and conditions of the Irish Designated Employees which would require consultation and negotiation under the Transfer Regulations are envisaged.

ARTICLE VIII

ADDITIONAL COVENANTS

8.1         Collection of Receivables and Irish Debt. After each Closing, each of Sellers shall permit Buyers to collect, in the name of such Sellers or otherwise, all receivables and other items which shall be transferred hereunder, and to endorse with the name of such Seller any checks, receivables or other items. Each of Sellers shall transfer and deliver to Buyers any cash or other property which such Sellers may receive in respect of such receivables or other items. To effectuate the terms and provisions of this Agreement, each of Sellers hereby designates and appoints each Buyer and its designees or agents as attorney-in-fact effective as of the applicable Closing Date, irrevocably and with power of substitution, to do all other acts and things any of them may deem necessary and advisable to realize upon the accounts receivable. Each Buyer shall use commercially reasonable efforts to collect the accounts receivable in a manner consistent with such Buyer’s current practices.

8.2	Continued Assistance.

(a)          Following each Closing, each of Sellers shall refer to Buyers as promptly as practicable any telephone calls, letters, orders, notices, requests, inquiries and other communications relating to the Business. Each of Sellers shall cooperate in an orderly transfer of the Business and the continuation thereof by Buyers. From time to time, at Buyers’ request and without further consideration, each of Sellers and/or any of the Stockholders shall execute, acknowledge and deliver such documents, instruments or assurances and take such other action as Buyers may reasonably request to more effectively assign, convey and transfer any of the assets, properties, rights or claims of the Business and will assist Buyers in the vesting, collection or reduction to possession of such assets, properties, rights and claims. Buyers shall reimburse Sellers and the Stockholders for any reasonable out-of-pocket expenses incurred by either or both of them in connection with the obligations under this Section 8.2(a).

(b)          From time to time, at Sellers’ request and without further consideration, Buyers shall execute, acknowledge and deliver such documents, instruments or assurances and take such other action as Sellers may reasonably request to more effectively assign, convey and transfer any of the Excluded Assets and will assist Sellers in the vesting, collection or reduction to possession of the Excluded Assets. Each of Sellers shall reimburse Buyers for any reasonable out-of-pocket expenses incurred by Buyers in connection with the obligations under this Section 8.2(b).

8.3         Certain Payments. Promptly following Closing, each of Sellers and the Stockholders shall pay and fully discharge all amounts owed to employees, all Taxes or amounts withheld from employees or paid on behalf of employees, all sales Taxes collected in the conduct of the Business, and all liabilities and obligations to customers and suppliers of the Business which are not assumed by Buyers as and when due, and shall otherwise pay, discharge or make adequate provision for all other liabilities and obligations of the Business, including all Excluded Liabilities. Each of Sellers and the Stockholders shall promptly pay and fully discharge any income, excise, employment, unemployment, sales or use Taxes arising as a result of the sale, transfer, conveyance or assignment of the Purchased Assets (except as otherwise set forth in this Agreement). Each of Sellers and the Stockholders shall retain responsibility after the Closing Date for all pending litigation and disputes related to the Business and liability for claims therein asserted against Buyers and the Stockholders, the Purchased Assets or the Business. Each of Sellers and the Stockholders shall keep Buyers apprised of the status and all aspects of such litigation and disputes which might affect Buyers and the Stockholders, the Purchased Assets or the Business, either directly or indirectly, and each of Sellers shall comply with all court orders relating directly or indirectly to such litigation or disputes. Buyers and the Stockholders shall provide reasonable cooperation to Sellers in handling such litigation and disputes; provided, that each of Sellers shall reimburse Buyers for its out-of-pocket expenses incurred in connection with such cooperation. Sellers shall retain all rights to recover moneys due or damages being sought by Sellers under any such litigation or disputes. Sellers shall maintain their general liability, product liability and employee liability insurance for at least 18 months following the U.S. Closing or purchase run-off insurance coverage with respect to the foregoing.

8.4         Records and Documents. For four (4) years following the applicable U.S. Closing Date, each of Sellers shall grant to Buyers and its representatives, at Buyers’ request, access to and the right to make copies of those records and documents related to the Business, possession of which is retained by such Sellers as may be necessary or useful in connection with Buyers’ conduct of the Business after the applicable Closing. If during such period any of Sellers elects to dispose of such records, such Sellers shall first give Buyers 60 days’ written notice, during which period Buyers shall have the right to take such records without further consideration. Buyers shall reimburse Sellers and the Stockholders for any reasonable out-of-pocket expenses incurred by either or both of them in connection with the obligations under this Section.

8.5	Covenants Not To Compete Or Solicit.

(a)          For a period five (5) years from the Closing Date, each of Sellers and the Stockholders agree not to, directly or indirectly, by or for themselves or as the employee or agent of another or through others as their agent:

(i)           produce, promote, sell, lease, license, distribute, install or service anywhere in the world (the “Territory”) products or services in existence or under development, which are similar to or in competition with those of the Business;

(ii)         own, manage, operate, fund, be compensated by, participate in, render advice to, have any right to or interest in any other business directly or indirectly engaged in the production, promotion, sale, lease, license, distribution or servicing of products or services competitive with those of the Business anywhere in the Territory;

(iii)        divulge, communicate, use or disclose any nonpublic information concerning the Business or Buyers or any of their affiliates, their personnel, business and affairs;

(iv)        interfere with the business relationships or disparage the good name or reputation of the Business, Buyers, or any of their affiliates or take any action which brings the Business, Buyers or any of their affiliates or its business into public ridicule or disrepute;

(v)          solicit or accept any business competitive with the Business from customers or suppliers of the Business, or request, induce or advise customers or suppliers of the Business to withdraw, curtail or cancel their business with the Business or Buyers;

(vi)        solicit for employment or employ any present or future employee of the Business, Buyers or any of their affiliates, or request, induce or advise any employee to leave the employ of the Business, Buyers or any of their affiliates; provided, however, in the event any of the employees located at U.S. Seller’s Orlando, Florida facility that are listed on Schedule 8.5 (A) are terminated by U.S. Buyer or (B) resign or terminate their employment with U.S. Buyer, Philip Mark may employ such employees so long as Philip Mark has not breached his obligations set forth in this Section 8.5 with respect to such employee’s termination or resignation.

(vii)       use or disclose the names and/or addresses of any customer, supplier or employee of the Business or Buyers to any person for any purpose whatsoever.

Without limiting the generality of the foregoing, and for the avoidance of doubt, nothing in this Section 8.5 shall prevent Gunnar Wallin from performing his duties and responsibilities under and in accordance with the Employment Agreement or prevent Philip Mark from performing his duties and responsibilities under and in accordance with the Consulting Agreement. The ownership of less than two (2) percent of a publicly-traded company shall not in and of itself be deemed to be a violation of this Section 8.5.

(b)          If any of Sellers or the Stockholders violate the provisions of this Section, Buyers shall not, as a result of the time involved in obtaining relief, be deprived of the benefit of the full period of the restrictive covenant with respect to such Sellers or the Stockholders. Accordingly, the restrictive covenant of this Section as it applies to each of Sellers and the Stockholders shall be deemed to have the duration specified in Subsection 8.5(a) hereof, computed from the date the relief is granted, but reduced by the time between the period when the restriction began to run and the date of the first violation of the covenant by such Seller(s) or Stockholder(s).

(c)          Each of Sellers and the Stockholders agree that, if they shall violate any of the provisions of this Section 8.5, Buyers shall be entitled to an accounting and repayment of all profits, compensation, commission, remuneration or other benefits that Sellers and the Stockholders, directly or indirectly, may realize arising from or related to any such violation. These remedies shall be in addition to, and not in limitation of, any injunctive relief or other rights to which Buyers may be entitled.

(d)          The parties agree and acknowledge that the duration, scope and geographic areas applicable to the covenant not to compete described in this Section 8.5 are fair, reasonable and necessary, that adequate compensation has been received by each of Sellers and the Stockholders for such obligations. If, however, for any reason any court determines that the restrictions in this Section are not reasonable, that consideration is inadequate or that the Stockholders have been prevented from earning a livelihood and therefore the restrictions are unenforceable, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section as will render such restrictions valid and enforceable.

(e)          Each of Sellers and the Stockholders acknowledge that they have carefully read and considered the terms of this Section 8.5. Each of Sellers and the Stockholders hereby waive any requirement of proof that a breach of this Section 8.5 will cause serious or irreparable injury to Buyers, or that there is an adequate remedy at Law. In any proceeding, either at Law or in equity, between the parties hereto, each of Sellers and the Stockholders hereby agree that they shall not raise as a defense (i) that the duration, scope or geographical area in which any of Sellers and the Stockholders are prohibited from competition is unfair, unnecessary or unreasonable, (ii) that this Section 8.5 presents a Stockholder from earning a livelihood; or (iii) that this Agreement is in restraint of trade. Further, the existence of any claim or cause of action of each of Sellers and the Stockholders or any of their Affiliates, whether or not predicated on the terms of this Agreement, shall not constitute a defense to the enforcement of any of Sellers’ and the Stockholders’ obligations under this Section 8.5. Each of Sellers and the Stockholders shall pay or reimburse Buyers for all costs and expenses, including court costs and reasonable attorneys’ fees incurred or paid by Buyers in protecting or enforcing its rights and remedies hereunder with respect to a breach of this Section 8.5.

8.6         Notices and Consents. Each of Sellers and the Stockholders will cause each of Sellers to give any notices to third parties, and each of Sellers will use commercially reasonable efforts to obtain any third-party consents, that Buyers may reasonably request in connection with the matters referred to in Section 4.2 above and Section 4.2 of the Disclosure Letter. Each of the parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 4.2 above and Section 4.2 of the Disclosure Letter.

8.7         Bulk Sales Act Compliance. Buyers and each of Sellers hereby waive compliance with the provisions of any applicable bulk transfer Laws. Except with respect to Assumed Liabilities, each of Sellers shall forever indemnify and hold harmless Buyers against any and all expense, loss, damage or liability, including reasonable attorneys fees and court costs, which Buyers may suffer as a result of claims asserted by third parties against Buyers due to any noncompliance by any of Sellers and Buyers with applicable bulk transfer Laws.

8.8	Confidentiality; Publicity.

(a)          Except as may be required by Law, as expressly contemplated herein or as expressly consented to by Buyers, no party hereto or their respective affiliates, employees, agents and representatives (including any of Sellers) shall disclose to any third party this Agreement, the subject matter or terms hereof or any confidential information or other proprietary knowledge concerning the business or affairs of any other party which it may have acquired from such party in the course of pursuing the transactions contemplated by this Agreement or use or knowingly permit the use of such confidential information or other proprietary knowledge for any purpose other than in connection with the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, that any information that is otherwise publicly available, without breach of this provision, or has been obtained from a third party without a breach of such third party’s duties, shall not be deemed confidential information. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any of Sellers or the Stockholders without the prior written approval of the other parties hereto (which approval shall not be unreasonably withheld or delayed); provided, however, that this provision shall not prohibit Buyers from making any public disclosure which Buyer’s counsel advises is required under rules and regulations promulgated by the Securities and Exchange Commission or the Nasdaq Stock Market.

(b)          After each Closing, except as may be required for Tax purposes or other regulatory purposes, none of Sellers or the Stockholders or their Affiliates and respective successors and assigns shall (i) except as provided in Section 8.4, retain any document, databases or other media embodying any confidential or proprietary information which relate to the U.S. Business or Irish Business, as the case may be, or constitute a part of the U.S. Purchased Assets or the Irish Purchased Assets, as the case may be, or use, publish or disclose to any third person any such confidential or proprietary information or (ii) use, publish or disclose any information concerning Buyers, its affiliates, the U.S. Business or the Irish Business, as the case may be, the customers or suppliers of the U.S. Business or the Irish Business, as the case may be, or the terms of this Agreement or the transactions contemplated hereby.

8.9         Licenses and Permits. To the extent permitted by the applicable governmental and/or regulatory authorities, each of Sellers shall cooperate with Buyers and shall use its commercially reasonable efforts to transfer, assign and pass to Buyers all of its rights under each of the Licenses and Permits listed on Section 4.19 of the Disclosure Letter as soon as possible. Each of Seller’s obligations under this Section shall include, but not be limited to, the following:

(a)          executing all assignments and other documents necessary to effect transfer or assignment of the Licenses and Permits from such Seller to Buyers;

(b)          providing the governmental authorities responsible for the Licenses and Permits and Buyers with whatever information and documentation that may be reasonably required in connection with the transfer of the Licenses and Permits;

(c)          complying with its obligations under the Licenses and Permits, and under applicable Law relating thereto, prior to the applicable Closing;

(d)          on, prior to, or subsequent to the applicable Closing, using reasonable efforts to remedy any material non-compliance with any of the Licenses and Permits, or with applicable Laws relating thereto, that has occurred before such Closing; and

(e)          taking such further actions relating to the Licenses and Permits as the governmental authorities, or Buyers, may reasonably require.

8.10       Cooperation. The Stockholders agree to cooperate and assist Buyers in connection with the resolution of all claims and disputes pending each Closing or that arise after Closing but relate to the period prior to such Closing.

8.11       VAT. (a) The parties shall use all reasonable endeavors to ensure no Value Added Tax or similar sales or turnover Tax of any relevant jurisdiction (“VAT”) falls to be chargeable in respect of all or any of the transactions contemplated by this Agreement by reason that the sale and purchase of the Purchased Assets is deemed to be a transfer of a business or part of a business for the purposes of the Value Added Tax Acts of Ireland or any analogous legislation of any relevant jurisdiction.

(b)          If despite the endeavors referred to in Section 8.11(a), VAT falls to be charged, Buyers shall discharge promptly upon receipt of an appropriate invoice any VAT payable in respect of the transactions contemplated hereby.

8.12       Non-exclusive License. Following the U.S. Closing, U.S. Buyer hereby grants to Irish Seller, a non-exclusive license to use the Intellectual Property solely with respect to the Irish Business and in a manner consistent with the use of the Intellectual Property by Irish Seller immediately prior to the U.S. Closing at the royalty rate of 5% of the sales price. The sales price is defined as the price Irish Seller receives from the sale of products to Irish Sellers’ customers/distributors net of VAT. Irish Sellers shall pay all such royalties to U.S. Buyer within 30 days of the end of each calendar month during the period this license is in effect. The license set forth in this Section 8.12 shall expire on the earlier of the Irish Closing and six (6) months from the date of the termination of this Agreement pursuant to Article XII with respect to the Irish Purchased Assets.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYERS

9.1         U.S. Closing. With respect to the U.S. Closing, each and all of the obligations of U.S. Buyer to consummate the transactions contemplated by this Agreement are subject to fulfillment prior to or at the U.S. Closing of the following conditions (unless waived in writing in the sole discretion of U.S. Buyer):

(a)          Accuracy of Warranties and Performance of Covenants. The representations and warranties of Sellers and the Stockholders contained herein with respect to the U.S. Business and the U.S. Purchased Assets shall be true and correct in all respects, in each case as if made on and as of the U.S. Closing Date, other than representations and warranties that expressly refer only as of a specific date (in which case such representations and warranties will be true and correct as of such date), except (in all cases) to the extent that the failure of such representations and warranties to be true and correct does not, individually or in the aggregate, constitute or would not reasonably be expected to constitute a Material Adverse Effect. Each of Sellers and the Stockholders shall have performed all obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by each of Sellers and the Stockholders on or prior to the U.S. Closing in all respects.

(b)          No Pending Action. No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby, cause such transactions to be rescinded, or would adversely affect the right of U.S. Buyer to own, operate or control the U.S. Purchased Assets.

(c)          Consents. All notices to, consents, approvals, authorizations and waivers from third parties and governmental agencies that are required for the transfer of the U.S. Purchased Assets or that are otherwise required for the consummation of the transactions contemplated hereby upon the terms hereof shall have been obtained or provided for and shall remain in effect.

(d)          Condition of Business and Assets. There shall have been no fact, event, condition or circumstance which does or could reasonably be expected to result in a Material Adverse Effect.

(e)          Closing Documents. All of the certificates, opinions, assignments, agreements and other documents required to be delivered by U.S. Seller pursuant to Section 2.8 and Section 2.10 shall have been executed and delivered.

(f)           Other Actions. All actions to be taken by any of Sellers and the Stockholders in connection with consummation of each of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to U.S. Buyer.

(g)          Consulting Agreement. Simultaneously with the execution of this Agreement, Phillip Mark shall have entered into the Consulting Agreement.

(h)          Employment Agreement. Simultaneously with the execution of this Agreement, Gunnar Wallin shall have entered into the Employment Agreement.

9.2         Irish Closing. With respect to the Irish Closing, each and all of the obligations of Irish Buyer, to consummate the transactions contemplated by are subject to fulfillment prior to or at the Irish Closing, of the following conditions (unless waived in writing in the sole discretion of Irish Buyer):

(a)          Accuracy of Warranties and Performance of Covenants. The representations and warranties of Sellers and the Stockholders contained herein with respect to the Irish Business and the Irish Purchased Assets shall be true and correct in all respects, in each case as if made on and as of the Irish Closing Date, other than representations and warranties that expressly refer only as of a specific date (in which case such representations and warranties will be true and correct as of such date), except (in all cases) to the extent that the failure of such representations and warranties to be true and correct does not, individually or in the aggregate, constitute or would not reasonably be expected to constitute a Material Adverse Effect. Each of Sellers and the Stockholders shall have performed all obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by each of Sellers and the Stockholders on or prior to the Irish Closing in all respects.

(b)          No Pending Action. No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby, cause such transactions to be rescinded, or would adversely affect the right of Irish Buyer to own, operate or control the Irish Purchased Assets.

(c)          Consents. All notices to, consents, approvals, authorizations and waivers from third parties and governmental agencies that are required for the transfer of the Irish Purchased Assets or that are otherwise required for the consummation of the transactions contemplated hereby upon the terms hereof shall have been obtained or provided for and shall remain in effect.

(d)          Condition of Business and Assets. There shall have been no fact, event, condition or circumstance which does or could reasonably be expected to result in a Material Adverse Effect.

(e)          Closing Documents. All of the certificates, opinions, assignments, agreements and other documents required to be delivered by Irish Seller pursuant to Section 2.11 and Section 2.13 shall have been executed and delivered.

(f)           Other Actions. All actions to be taken by any of Sellers and the Stockholders in connection with consummation of each of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Irish Buyer.

(g)	U.S. Closing. The U.S. Closing shall have occurred.

ARTICLE X

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

10.1       U.S. Closing. Each and all of the obligations of U.S. Seller to consummate the transactions contemplated by this Agreement are subject to fulfillment prior to or at the U.S. Closing of the following conditions (unless waived in writing in the sole discretion of U.S. Seller):

(a)          Accuracy of Warranties and Performance of Covenants. The representations and warranties of Buyers contained herein shall be true and correct in all material respects, in each case as if made on and as of the U.S. Closing Date, other than representations and warranties that expressly refer only as of a specific date (in which case such representations and warranties will be true and correct as of such date). Buyers shall have performed all of their obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by Buyers on or prior to the U.S. Closing in all respects.

(b)          No Pending Action. No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby or declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.

(c)          Closing Documents. All of the certificates, opinions, assignments and other documents required to be delivered by U.S. Buyer pursuant to Section 2.9 and Section 2.10 shall have been executed and delivered.

10.2       Irish Closing. Each and all of the obligations of Irish Seller to consummate the transactions contemplated by this Agreement are subject to fulfillment prior to or at the Irish Closing of the following conditions (unless waived in writing in the sole discretion of Irish Seller):

(a)          Accuracy of Warranties and Performance of Covenants. The representations and warranties of Buyers contained herein shall be true and correct in all material respects, in each case as if made on and as of the Irish Closing Date, other than representations and warranties that expressly refer only as of a specific date (in which case such representations and warranties will be true and correct as of such date). Buyers shall have performed all of their obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by Buyers on or prior to the Irish Closing in all respects.

(b)          No Pending Action. No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby or declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.

(c)          Closing Documents. All of the certificates, opinions, assignments and other documents required to be delivered by Irish Buyer pursuant to Section 2.12 and Section 2.13 shall have been executed and delivered.

ARTICLE XI

SURVIVAL AND INDEMNIFICATION

11.1       Survival. All covenants and agreements contained in this Agreement shall be deemed to be material and to have been relied upon by the parties hereto and shall survive the Closing until fully performed. All representations and warranties contained in this Agreement or in any document delivered pursuant hereto or thereto shall be deemed to be material and to have been relied upon by the parties hereto, and shall survive the Closing (even if Buyers knew or had reason to know of any misrepresentation or breach of warranty at the time of each applicable Closing) and shall continue to be fully effective and enforceable for a period of eighteen (18) months from the U.S. Closing Date; provided, however, that any representations and warranties set forth in Section 4.21 (Taxes) and 4.25 (Environmental matters) shall survive for the longer of five (5) years or 90 days after the applicable statute of limitations period set forth in the Code or other applicable Law, and the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a) and 4.11 shall survive indefinitely. Notwithstanding the foregoing, any claim for indemnification that is asserted by written notice as provided in Section 11.2 within the applicable survival period shall survive until resolved by the parties or pursuant to a final non-appealable judicial determination. The representations and warranties contained in this Agreement shall not be affected by any investigation, verification or examination by any party hereto or by anyone on behalf of any such party.

11.2       Indemnification of Buyer Parties. Each of Sellers and the Stockholders, jointly and severally, shall defend, indemnify and hold harmless Buyers from and against any and all loss, damage, cost (including allocable costs of employees), expense (including court costs, amounts paid in settlement, judgments, reasonable attorneys’ fees or other expenses for investigating and defending), diminution in value, suit, action, claim, deficiency, liability or obligation (collectively, “Loss”) related to, caused by or arising from any (a) Excluded Liability, (b) misrepresentation, breach of warranty or failure to fulfill any covenant or agreement contained herein by any of Sellers or Stockholders, or in any other agreement, instrument or other document delivered pursuant hereto by any of the Sellers or Stockholders, and any and all claims made based upon facts alleged that, if true, would have constituted any such misrepresentation, breach or failure, or (c) as a result of (i) any claim, action, demand or proceedings which is specified in the results of the search made by Brady & Co on the records of the High Court Central Office, Four Courts, Dublin 7 on the date hereof (a copy of which is attached hereto as Schedule 11.2); (ii) any claim, action, demand or proceedings which is brought by on or on behalf of Carol Norris (including, but not limited to, the matters described in the letter dated 11 May 2006 from David Burke & Company Solicitors to Irish Seller and the matters described in the letter dated 3 April 2006 from David Burke & Company Solicitors to Irish Seller); (iii) the failure to have any Intellectual Property registered in the name of U.S. Seller, including any and all costs to have the Intellectual Property registered in the name of U.S. Seller and subsequently assigned and transferred to U.S. Buyer in accordance with the Patent Assignment and Trademark Assignment and (iv) any matter set forth in Section 4.31 of the

Disclosure Letter. All rights herein are cumulative and are in addition to all other rights and remedies which are otherwise available. All indemnification obligations shall be deemed made in favor of and shall include Losses incurred by, any of Buyers’ officers, directors, agents, representatives, subsidiaries, parents, affiliates, successors and assigns.

11.3       Indemnification of Seller Parties. Buyers shall, jointly and severally, defend, indemnify and hold harmless Sellers and Stockholders from and against any and all Losses related to, caused by or arising from any (a) Assumed Liability, or (b) misrepresentation, breach of warranty or failure to fulfill any covenant or agreement contained herein by Buyers or in any other agreement, instrument or other document delivered pursuant hereto by Buyers, and any and all claims made based upon facts alleged that, if true, would have constituted any such misrepresentation, breach or failure. All rights herein are cumulative and are in addition to all other rights and remedies which are otherwise available. All indemnification obligations shall be deemed made in favor of and shall include Losses incurred by, any of Sellers’ or Stockholder’s officers, directors, agents, representatives, subsidiaries, parents, affiliates, successors and assigns.

11.4       Limitation of Sellers’ and the Stockholders’ Indemnification Obligation. Sellers and the Stockholders shall not be liable and Buyers agree not to enforce any claim for indemnification for breach of representation or warranty under this Agreement until the aggregate amount of all such claims exceed One Hundred Thousand Dollars ($100,000) (the “Threshold Amount”), and then Buyers shall be entitled to recover only the amount of such claims in excess of the Threshold Amount. The maximum aggregate amount recoverable from Sellers and the Stockholders for claims for indemnification for breach of representation and warranty under this Agreement shall not exceed an amount equal to Twenty-Four Million Dollars ($24,000,000) (the “Cap”). Notwithstanding anything contained herein to the contrary, the Threshold Amount and the Cap shall not be applicable (a) to claims for breach of the representations and warranties contained in Sections 4.1, 4.2, 4.3(a) and 4.11 or (b) in the case of fraud or intentional misrepresentation on the part of any indemnifying party.

11.5       Matters Involving Third Parties. (a) If any third party shall notify any party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other party (the “Indemnifying Party”) under this Article XI, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually prejudiced by such delay.

(b)          The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 business days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any indemnifiable Losses the Indemnified Party may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill the Indemnifying Party’s indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, and (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c)          So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 11.5(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld); provided, however, with respect to subsections (ii) and (iii), if such settlement or judgment involves only monetary damages and the Indemnified Party does not consent to such settlement, the Indemnifying Party’s indemnification obligation to the Indemnified Party with respect to such matters to be settled with such settlement shall not exceed the amount proposed in such settlement.

(d)          In the event any of the conditions in Section 11.5(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided in this Article XI.

11.6       Joint Written Direction. At such time as Buyers are entitled to indemnification hereunder, Buyers and Sellers shall provide a Joint Release Certificate (as defined in the Escrow Agreement) to the Escrow Agent directing the release of funds to Buyers in an amount to which Buyers are entitled pursuant to the terms hereof.

11.7	Other Indemnification Provisions.

(a)          The calculation of any Loss will reflect (i) the amount of any unaffiliated third party insurance proceeds received in cash by the Indemnified Parties in respect of such Loss in such year, net of the present value of any increase in insurance premiums paid or payable in the future by the Parent Indemnified Party resulting from such Loss and the reasonable out-of-pocket expenses incurred by Buyers in pursuing such insurance proceeds and (ii) any tax benefits received by Buyers specifically related to such Loss.

(b)          All indemnification payments under this Article XI shall be deemed adjustments to the Purchase Price and the parties shall treat such payments as such for Tax purposes.

(c)          The foregoing indemnification provisions under this Article XI are the exclusive remedy that the parties to this Agreement (and their affiliates) may have for a breach of any representation or warranty set forth herein. The foregoing indemnification provisions under this Article XI are in addition to, and not in derogation of, any statutory, equitable or common law remedy any party may have for any covenant set forth herein.

(d)          No party shall be liable to any other party for any loss of profits, consequential, incidental, indirect, special or punitive damages of such other person.

(e)          To the extent the Escrow Amount is sufficient, Buyers shall first make an effort to recover any Losses pursuant to this Article XI from the Escrow Amount before pursuing the Stockholders.

11.8       Setoff. Buyers shall be entitled to recover any indemnification payments due hereunder by setting off such amount against the Escrow Amount (in accordance with the Escrow Agreement) and any other amount due from Buyers to Sellers pursuant to this Agreement, including the Earnout. Sellers and Stockholders hereby acknowledge and agree that following the Irish Closing, either U.S. Buyer or Irish Buyer shall be entitled to recover any indemnification payments due hereunder from the Escrow Amount (in accordance with the Escrow Agreement), regardless of whether such indemnification payments arise in connection with the U.S. Purchased Assets or the Irish Purchased Assets, the Excluded Liabilities and/or the U.S. Business or the Irish Business.

ARTICLE XII

TERMINATION, WAIVER, AMENDMENT AND CLOSING

12.1       Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to (a) the U.S. Closing Date and (b) if the U.S. Closing occurs, this Agreement may be terminated with respect to the Irish Purchased Assets prior to the Irish Closing Date:

(w)	by the mutual written consent of each of Sellers and Buyers;

(x)         by each of Sellers and Buyers, if any court of competent jurisdiction or governmental body, authority or agency having jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

(y)         by U.S. Buyer or Irish Buyer, as the case may be, if one or more of the conditions to the obligation of U.S. Buyer or Irish Buyer to close as provided in Article IX has not been fulfilled by September 30, 2006, or

(z)          by either U.S. Seller or Irish Seller, as the case may be, if one or more of the conditions to the obligation of U.S. Seller or Irish Seller to close as provided in Article X has not been fulfilled by September 30, 2006.

In the event of termination of this Agreement pursuant to this Section 12.1, this Agreement shall terminate and there shall be no other liability on the part of Sellers and Stockholders or Buyers, to the other party or parties hereto except liability arising out of a breach of this Agreement, in which event, the non-breaching party reserves the right to seek all available remedies. The termination of this Agreement pursuant to this Section 12.1 shall become effective on the date (x) in the case of a termination pursuant to Section 12.1(w), the consent is executed by both parties and (y) in the case of a termination pursuant to Section 12.1(x), (y) or (z), written notice is given by the terminating party to the other party hereto.

12.2       Extension of Time, Waiver, Etc. At any time prior to either the U.S. Closing Date or the Irish Closing Date, Sellers and Buyers may by written instrument:

(a)          extend the time for the performance of any of the obligations or acts of the other party; and

(b)          waive compliance with any of the agreements of the other party contained herein; provided, however, that no failure or delay by Sellers or Buyers in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof of the exercise of any other right hereunder.

ARTICLE XIII

GENERAL PROVISIONS

13.1	Amendments and Waiver.

(a)          No amendment, waiver or consent with respect to any provision of this Agreement shall in any event be effective, unless the same shall be in writing and signed by the Buyers and Sellers, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)          The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect that party’s right at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

13.2       Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be personally delivered, sent by overnight carrier (such as Express Mail, Federal Express, etc.) or sent by facsimile transmission with confirming copy sent by overnight courier and a delivery receipt obtained and addressed to the intended recipient as follows:

(a)	If to Sellers and the Stockholders:

Microbrush, Inc.

1376 Cheyenne Avenue

Grafton, WI 53024

Attn: Mr. Gunnar Wallin

Telephone No.: (262) 375-4011

Facsimile No.: (262) 375-2777

And to:

Gunnar Wallin

1376 Cheyenne Avenue

Grafton, WI 53024

Telephone No.: (262) 375-4011

Facsimile No.: (262) 375-2777

And to:

Phillip Mark

7806 Kingspointe Parkway

Orlando, FL 32819, U.S.A.

Phone: (407) 857-7771

Fax: (407) 857-7272

With a copy to:

Reinhart Boerner Van Deuren sc

P.O. Box 2265

W233 N2080 Ridgeview Parkway

Waukesha, WI 53187

Attn: Timothy A. Nettesheim

Fax No.: (262) 951-4690

(b)	If to Buyer:

Young Innovations, Inc.

500 North Michigan Avenue, Suite 1000

Chicago, Illinois 60611

Attention: Arthur L. Herbst, Jr.

Telephone No.: (312) 644-6400

Facsimile No.: (312) 337-6298

With a copy to:

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606 5096

Attention: John P. Tamisiea

Telephone No.: (312) 984-6957

Telecopy No.: (312) 984 3669

Any party may change its address or add or change parties for receiving notice by giving the other party notice in the manner set forth above.

13.3       Expenses. Except as otherwise expressly provided herein, each party to this Agreement shall pay its own costs and expenses in connection with the transactions contemplated hereby. Any sales, transfer or other Taxes or fees applicable to the conveyance and transfer from any of Sellers to Buyers of the Business and the Purchased Assets shall be borne by each of Sellers; provided, however that Buyers shall be responsible for the Stamp Tax due with respect to the Irish Purchased Assets. The provisions of this Section shall survive any termination of this Agreement.

13.4       Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.5       Captions. The captions contained in this Agreement are for convenience of reference only, shall not be given meaning and do not form a part of this Agreement.

13.6       Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Buyers shall be entitled to assign their respective rights and duties under this Agreement to any of their respective affiliates or for collateral security purposes to any lenders providing financing to Buyers without the consent of Sellers or the Stockholders; provided, however, that Buyers shall in all events remain liable hereunder. Except as provided in the foregoing sentence, this Agreement shall not be assigned by either party hereto without the express prior written consent of the other party and any attempted assignment, without such consents, shall be null and void.

13.7       Entire Transaction. This Agreement, the Ancillary Agreements and the documents referred to herein and therein contain the entire agreement and understanding among the parties with respect to the transactions contemplated hereby and thereby and supersede all other agreements, understandings and undertakings among the parties on the subject matter hereof. All attachments, exhibits and schedules hereto are hereby incorporated by reference and made a part of this Agreement.

13.8       Applicable Law. The parties hereto irrevocably submit to the exclusive jurisdiction of the United States District Court for the Northern District of Illinois (or, if subject matter jurisdiction in that court is not available, in the state courts of Illinois located in Cook County, Illinois) over any dispute arising out of or relating to this Agreement, any Ancillary Agreement or any agreement or instrument contemplated hereby or thereby or entered into in connection herewith or therewith or any of the transactions contemplated hereby or thereby. Each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding shall be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith. EACH OF THE PARTIES HERETO WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH

PARTY’S RIGHTS UNDER THIS AGREEMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR ENTERED INTO IN CONNECTION HEREWITH OR THEREWITH OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

13.9       Other Rules of Construction. References in this Agreement to sections, schedules and exhibits are to sections of, and schedules and exhibits to, this Agreement unless otherwise indicated. Words in the singular include the plural and in the plural include the singular. The word “or” is not exclusive. The word “including” shall mean including, without limitation. The term “ordinary course of business” means the ordinary course of the Business consistent with the past practice of the Business. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any information disclosed pursuant to a Schedule or a section in the Disclosure Letter hereto shall be deemed disclosed with respect to any other Schedule or section of the Disclosure Letter to which it is reasonably apparent that the information is related to such other Schedule or section of the Disclosure Letter and corresponding representation and warranty. “Sellers’ and Stockholders’ Knowledge” when used to qualify any representation or warranty, shall mean the actual knowledge of Gunnar Wallin and Phillip Mark after conducting reasonable investigation of the matters subject to such representations or warranties.

13.10    Partial Invalidity. In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

13.11    Schedules. The Disclosure Letter has been delivered to Buyers on the date of this Agreement. The inclusion of any item in any Section of the Disclosure Letter or any Schedule shall not constitute an admission that a violation, right of termination, default, liability or other obligation of any kind exists with respect to such item, but rather is intended only to qualify certain representations and warranties in this Agreement and to set forth other information required by this Agreement. Also, the inclusion of any matter in any section of the Disclosure Letter or any Schedule shall not constitute an admission to its materiality as it relates to any provision of this Agreement.

13.12    Authorship. The parties hereto agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against either party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

13.13    No Third-Party Beneficiaries. This Agreement, except as specifically set forth in the provisions of Article XI (Survival and Indemnification) and this Article XIII (General Provisions), is not intended to confer upon any person other than the parties any rights or remedies.

*       **

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer all as of the date first written above.

BUYER:
YOUNG MICROBRUSH, LLC By: /s/ Christine Boehning Name: Christine Boehning Its: Vice President	PRESENT when the Common Seal of YOUNG MICROBRUSH IRELAND LTD. was affixed hereto: /s/ Director /s/ Director/Secretary

MICROBRUSH, INC. By: /s/ Gunnar Wallin Name: Gunnar Wallin Its: President	PRESENT when the Common Seal of MICROBRUSH INTERNATIONAL, LTD. was affixed hereto: /s/ Director /s/ Director/Secretary
STOCKHOLDERS:
PHILLIP MARK By: /s/ Phillip Mark Name: Phillip Mark	GUNNAR WALLIN By:/s/ Gunnar Wallin Name: Gunnar Wallin